Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Vidler Water Resources, Inc.

at

$15.75 Net Per Share

by

Potable Merger Sub, Inc.

a wholly owned subsidiary of

D.R. Horton, Inc.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT ONE MINUTE FOLLOWING 11:59 P.M.,

EASTERN TIME, ON MAY 24, 2022, UNLESS THE OFFER IS EXTENDED OR TERMINATED.

Potable Merger Sub, Inc. (“Purchaser”), a Delaware corporation, is a wholly owned subsidiary of D.R. Horton, Inc. (“Parent”), a Delaware corporation. Purchaser is offering to purchase all outstanding shares of common stock, par value $0.001 per share (individually, a “Share” and collectively, the “Shares”), of Vidler Water Resources, Inc. (“VWTR”), a Delaware corporation, for $15.75 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, the “Offer to Purchase”) and the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 13, 2022, by and among Purchaser, Parent and VWTR (the “Merger Agreement”), which provides, among other things, that as soon as practicable following the consummation of the Offer, and without a vote of the stockholders of VWTR in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will merge with and into VWTR (the “Merger”), with VWTR continuing as the surviving corporation and a wholly owned subsidiary of Parent. For the avoidance of doubt, references herein to the “Offer” refer to the Offer as it may be extended from time to time, unless indicated otherwise.

The board of directors of VWTR has unanimously: (i) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; (ii) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, VWTR and the VWTR stockholders; (iii) resolved that the Merger shall be governed by and effected under Section 251(h) of the DGCL; and (iv) resolved and agreed to recommend that the stockholders of VWTR accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

There is no financing condition to the Offer. However, the Offer is subject to various other conditions. A summary of the principal terms of the Offer appears on pages 4 through 10 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (“SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before making a decision with respect to the Offer.

April 27, 2022

IMPORTANT

If you desire to tender your Shares in the Offer, you must do one of the following prior to the expiration of the Offer:

•	If you hold your Shares through a broker, dealer, bank, trust company or other nominee, you must contact such person and give instructions that your Shares be tendered.

•

If you are a record holder (i.e., you hold certificates representing your Shares or hold your Shares in a book-entry/direct registration account maintained by VWTR’s transfer agent (such Shares, “DRS Shares”), in each case in your name), you must complete and sign the enclosed Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantees, the certificates representing your Shares (except in the case of DRS Shares), and any other documents required by the Letter of Transmittal, to Computershare Trust Company, N.A., the depositary and paying agent for the Offer (the “Depositary & Paying Agent”), or tender your Shares by book-entry transfer. See Section 3 — “Procedure for Tendering Shares” of this Offer to Purchase for further details.

If you wish to tender your Shares in the Offer, but: (i) the certificates representing your Shares are not immediately available or cannot be delivered to the Depositary & Paying Agent prior to the expiration of the Offer; (ii) you cannot comply with the procedures for book-entry transfer prior to the expiration of the Offer; or (iii) your other required documents cannot be delivered to the Depositary & Paying Agent prior to the expiration of the Offer, you may still tender your Shares by complying with the guaranteed delivery procedures described in Section 3 — “Procedure for Tendering Shares” of this Offer to Purchase. Please call or email D.F. King & Co., Inc., the information agent for the Offer (the “Information Agent”), at (866) 864-7964 (toll free) or VWTR@dfking.com for assistance.

* * *

Questions and requests for assistance may be directed to the Information Agent at its telephone number and e-mail address set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from your broker, dealer, bank, trust company or other nominee. Copies of these materials may also be found at the website maintained by the SEC at www.sec.gov.

SUMMARY TERM SHEET

Potable Merger Sub, Inc. (“Purchaser”), a Delaware corporation, is a wholly owned subsidiary of D.R. Horton, Inc. (“Parent”), a Delaware corporation. Purchaser is offering to purchase all outstanding shares of common stock, par value $0.001 per share (individually, a “Share” and collectively, the “Shares”), of Vidler Water Resources, Inc. (“VWTR”), a Delaware corporation, for $15.75 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, the “Offer to Purchase”) and the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 13, 2022, by and among Parent, Purchaser and VWTR (the “Merger Agreement”), which provides, among other things, that as soon as practicable following the consummation of the Offer, and without a vote of the stockholders of VWTR in accordance with under Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will merge with and into VWTR (the “Merger”), with VWTR continuing as the surviving corporation and a wholly owned subsidiary of Parent. The following are answers to some questions that you, as a stockholder of VWTR, may have about the Offer. We urge you to carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this Summary Term Sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the accompanying Letter of Transmittal. In this Offer to Purchase, unless the context otherwise requires, the terms “we,” “our” and “us” refer to Purchaser. For avoidance of doubt, references herein to the “Offer” refer to the Offer as it may be extended from time to time, unless indicated otherwise.

Securities Sought	All issued and outstanding shares of common stock, par value $0.001 per share, of Vidler Water Resources, Inc.

Price Offered Per Share	$15.75 per Share, net to the seller in cash, without interest and less any applicable withholding taxes

Scheduled Expiration of the Offer	The time that is one minute following 11:59 p.m., Eastern Time, on May 24, 2022, unless the Offer is extended by Purchaser in accordance with the terms of the Merger Agreement

Purchaser	Potable Merger Sub, Inc., a wholly owned subsidiary of D.R. Horton, Inc.

Who is offering to purchase my Shares?

The Offer is being made by Purchaser, a Delaware corporation recently formed by Parent for the purpose of making this Offer. We are a wholly owned subsidiary of Parent. See the “Introduction” to this Offer to Purchase and Section 9 — “Certain Information Concerning Purchaser and Parent.”

What are you offering to purchase in the Offer?

We are offering to purchase all of the outstanding Shares of VWTR. See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

How much are you offering to pay for my Shares and what is the form of payment?

We are offering to pay you $15.75 per Share, net to you in cash, without interest and less any applicable withholding taxes. If you are the record holder of your Shares (i.e., you hold certificates representing your Shares or hold your Shares in a book-entry/direct registration account maintained by VWTR’s transfer agent (such Shares, “DRS Shares”), in each case in your name) and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own Shares through a broker, dealer, bank, trust company or other nominee, and such person tenders Shares on your behalf, your broker, dealer, bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

How will you pay for Shares accepted in the Offer?

Parent will provide us with sufficient funds to pay for all Shares accepted for payment in the Offer. We will need approximately $288,200,000 to purchase all Shares validly tendered and not validly withdrawn in the Offer and to pay the consideration for the Shares in connection with the Merger, which is expected to follow the successful completion of the Offer. The funds to pay for all Shares accepted for payment in the Offer and the consideration in connection with the Merger are expected to come from Parent’s available cash and cash equivalents on hand. Consummation of the Offer is not subject to any financing condition. See Section 10 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not believe that our financial condition is relevant to your decision to tender Shares in the Offer because the Offer is being made for all outstanding Shares, the form of payment consists solely of cash, and the Offer is not subject to any financing condition. We have sufficient funds, including by receipt of funds from Parent, to pay for all Shares tendered and accepted for payment in the Offer and to provide funding for the Merger that is expected to follow the Offer. See Section 10 — “Source and Amount of Funds.”

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you tender your Shares pursuant to the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, your broker or nominee may charge you a fee for tendering Shares on your behalf. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•

there being validly tendered in the Offer and not validly withdrawn prior to the expiration of the Offer (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6) of the DGCL) that number of Shares which, together with all of the Shares (if any) beneficially owned by Parent and Purchaser, represents one more Share than 50% of the Shares then outstanding (the “Minimum Tender Condition”); and

•

the waiting period (and any extension thereof) applicable to the consummation of the Offer, the Merger, and the other transactions contemplated under the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired or been terminated (the “HSR Condition”).

Other conditions of the Offer are described in Section 15 — “Conditions of the Offer.” We can waive certain conditions to the Offer without the consent of VWTR. We cannot, however, amend or waive the Minimum Tender Condition. See also Section 16 — “Certain Legal Matters; Regulatory Approvals.” Consummation of the Offer is not subject to any financing condition.

Is there an agreement governing the Offer?

Yes. VWTR, Parent and Purchaser have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, following consummation of the Offer, the Merger. See the “Introduction” to this Offer to Purchase and Section 13 — “The Transaction Documents — The Merger Agreement.”

What does the board of directors of VWTR (the “VWTR Board”) recommend regarding the Offer?

The VWTR Board unanimously:

•	approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger;

•	determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, VWTR and the VWTR stockholders;

•	resolved that the Merger shall be governed by and effected under Section 251(h) of the DGCL; and

•	resolved and agreed to recommend that the stockholders of VWTR accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The factors considered by the VWTR Board in making the determinations and recommendations described above and other matters relied upon by the VWTR Board are described in VWTR’s Solicitation/Recommendation Statement on Schedule 14D-9 (as defined below), which will be filed with the Securities and Exchange Commission (the “SEC”) and is being mailed to VWTR stockholders, together with this Offer to Purchase. VWTR stockholders are urged to carefully read VWTR’s Solicitation/Recommendation Statement on Schedule 14D-9 in its entirety.

See Section 11 — “Contacts and Transactions with VWTR; Background of the Offer — Acquisition Discussions.”

Have any VWTR stockholders entered into agreements with you or your affiliates requiring them to tender their Shares in the Offer?

No.

How long do I have to tender my Shares in the Offer?

You may tender your Shares in the Offer until the Offer expires. The Offer is scheduled to expire at one minute following 11:59 p.m., Eastern Time, on May 24, 2022, unless the offer is extended by Purchaser in accordance with the terms of the Merger Agreement. See Section 1 — “Terms of the Offer.” If you cannot deliver everything required to make a valid tender of your Shares to Computershare Trust Company, N.A., the depositary and paying agent for the Offer (the “Depositary & Paying Agent”), or comply with the procedures for book-entry transfer, prior to such time, you may be able to use the guaranteed delivery procedures, which are described in Section 3 — “Procedure for Tendering Shares.” In addition, if we extend the Offer as described below under “Introduction” to this Offer to Purchase, you will have an additional opportunity to tender your Shares. Please be aware that if your Shares are held by a broker, dealer, bank, trust company or other nominee, they may require advance notification before the expiration of the Offer.

When and how will I be paid for my tendered Shares?

Subject to the terms and conditions of the Offer, we will accept for payment and pay for all validly tendered and not validly withdrawn Shares promptly after the later of the expiration of the Offer and the satisfaction or waiver of the conditions to the Offer set forth in Section 15 — “Conditions of the Offer.” We can waive certain conditions to the Offer without the consent of VWTR. We cannot, however, amend or waive the Minimum Tender Condition.

We will pay for your validly tendered and not validly withdrawn Shares by depositing the purchase price with the Depositary & Paying Agent, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary & Paying Agent of certificates representing such Shares (except in the case of tendered DRS Shares) or a confirmation of a book-entry transfer of such Shares as described in Section 3 — “Procedure for Tendering Shares,” a properly completed and duly executed Letter of Transmittal and any other required documents for such Shares to be validly tendered.

Can the Offer be extended and, if so, under what circumstances?

Yes. Our ability to extend the Offer is subject to the terms of the Merger Agreement and applicable law. If, at the scheduled expiration of the Offer or the expiration of any extension of the Offer as described below, any condition to the Offer is not satisfied and has not been waived by Parent or us if permitted under the Merger Agreement, we will, with or without the consent of VWTR, extend the Offer on one or more occasions in consecutive increments for an additional period of up to ten Business Days per extension (with a “Business Day” being any day, other than Saturday, Sunday, or any day on which banking institutions located in the City of New York or Arlington, Texas are authorized or required by law or other governmental action to close). In addition, if the Merger Agreement has not been terminated pursuant to its terms, we will extend the Offer from time to time for any period required by applicable law, any interpretation or position of the SEC, the staff thereof, or the Nasdaq Stock Market (“Nasdaq”) applicable to the Offer, and until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any other applicable foreign antitrust, competition, or similar law has expired or been terminated; provided that (i) if, on the scheduled expiration of the Offer or any extension thereof, all conditions to the Offer other than the Minimum Tender Condition have been satisfied or waived, we will only be required to extend the Offer beyond such date for one or more additional periods not to exceed an aggregate of 20 Business Days to permit the Minimum Tender Condition to be satisfied and (ii) we will not be obligated to extend the Offer beyond August 18, 2022 (as it may be extended until December 31, 2022 under certain circumstances, in accordance with the terms of the Merger Agreement, the “Outside Date”). See Section 1 — “Terms of the Offer,” Section 13 — “The Transaction Documents — The Merger Agreement — Extension of the Offer,” and Section 16 — “Certain Legal Matters; Regulatory Approvals.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary & Paying Agent of that fact and will make a public announcement of the extension, no later than the earlier of (i) 9:00 a.m., Eastern time, or (ii) the first opening of the Nasdaq on the next Business Day after the day on which the Offer or any extension thereof was scheduled to expire.

Will you provide a subsequent offering period?

No. We do not anticipate a subsequent offering period following expiration of the Offer as we anticipate the Merger will be completed immediately following the acceptance of Shares for purchase in the Offer.

How do I tender my Shares?

If you desire to tender your Shares in the Offer, you must do one of the following prior to the expiration of the Offer:

•	If you hold your Shares through a broker, dealer, bank, trust company or other nominee, you must contact such person and give instructions that your Shares be tendered.

•	If you are a record holder (i.e., you hold certificates representing your Shares or DRS Shares, in each case in your name), you must complete and sign the enclosed Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantees, the certificates representing your Shares (except in the case of DRS Shares) and any other documents required by the Letter of Transmittal, to the Depositary & Paying Agent or tender your Shares by book-entry transfer. See Section 3 — “Procedure for Tendering Shares” for further details.

If you wish to tender your Shares in the Offer, but (i) the certificates representing your Shares are not immediately available or cannot be delivered to the Depositary & Paying Agent prior to the expiration of the Offer, (ii) you cannot comply with the procedures for book-entry transfer prior to the expiration of the Offer or (iii) your other required documents cannot be delivered to the Depositary & Paying Agent prior to the expiration of the Offer, you may still tender your Shares by complying with the guaranteed delivery procedures described in Section 3 — “Procedure for Tendering Shares.”

Until what time can I withdraw tendered Shares?

You can withdraw some or all of the Shares that you previously tendered in the Offer at any time prior to the expiration of the Offer. Once we accept your tendered Shares for payment upon expiration of the Offer, however, you will no longer be able to withdraw them. See Section 4 — “Withdrawal Rights.”

How do I withdraw tendered Shares?

To withdraw your previously tendered Shares, you must deliver a written notice of withdrawal containing the required information to the Depositary & Paying Agent while you have the right to withdraw the Shares. If you tendered Shares by giving instructions to a broker, dealer, bank, trust company or other nominee, you must instruct such person to arrange to withdraw the Shares. See Section 4 — “Withdrawal Rights.”

Will the Merger follow the Offer if all Shares are not tendered in the Offer?

Yes. If we consummate the Offer, and accordingly acquire that number of Shares that, when added to the Shares then beneficially owned by Parent or us, represents at least one more Share than 50% of the Shares then outstanding as of immediately prior to the expiration of the Offer, then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of VWTR pursuant to Section 251(h) of the DGCL. Following consummation of the Merger, VWTR will become a wholly owned subsidiary of Parent, and each remaining Share (other than any Shares held by Parent, Purchaser, any other subsidiary of Parent or VWTR and any Shares held by any VWTR stockholders who properly and validly perfect their appraisal rights in connection with the Merger as described in Section 12 — “Purpose of the Offer; Plans for VWTR; Appraisal Rights”) will be automatically converted into the right to receive the Offer Price, payable net to the holder in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”). See the “Introduction” to this Offer to Purchase, Section 12 — “Purpose of the Offer; Plans for VWTR; Appraisal Rights” and Section 13 — “The Transaction Documents — The Merger Agreement — The Merger.”

If I do not tender my Shares, how will they be affected by the Offer?

If the Merger is consummated, VWTR stockholders who do not tender their Shares in the Offer (other than those who properly and validly perfect their appraisal rights in connection with the Merger) will receive cash in an amount per Share equal to the Offer Price. Therefore, if the Merger is consummated, the only difference between tendering and not tendering your Shares is that tendering VWTR stockholders will be paid earlier. See Section 7 — “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations.”

Are appraisal rights available in either the Offer or the Merger?

Appraisal rights will not be available to you in connection with the Offer. However, you will be entitled to appraisal rights in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 12 — “Purpose of the Offer; Plans for VWTR; Appraisal Rights — Appraisal Rights.”

What will happen to my VWTR stock options in the Offer?

The Offer is being made for Shares only and is not being made for any stock options to purchase Shares that were granted under any VWTR stock plan or otherwise (each such stock option, a “VWTR Option”). Each VWTR Option that is outstanding and exercisable immediately prior to the effective time of the Merger (the “Merger Effective Time”) will be, by virtue of the Merger and without any action on the part of the holder thereof, cancelled and converted into the right to receive from Parent and the Surviving Corporation (as defined below), an amount in cash, without interest, equal to the product of (i) the total number of Shares subject to such VWTR Option immediately prior to the Merger Effective Time, multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share under such VWTR Option, less any applicable withholding taxes (the “Option Consideration”). The Option Consideration with respect to any VWTR Option that is payable under the Merger Agreement (as described in the preceding sentence) will be paid by no later than the later of (i) ten Business Days after the Merger Effective Time or (ii) the first payroll date that is at least five Business Days after the Merger Effective Time; provided, however, that to the extent the holder of a VWTR Option did not receive such VWTR Option in the holder’s capacity as an employee of VWTR for employment tax purposes, the consideration payable pursuant to the Merger Agreement with respect to such VWTR Option shall be deposited by Parent in the designated payment fund under the Merger Agreement and paid by the Depositary & Paying Agent in accordance with the Merger Agreement. If (i) the exercise price per Share under any VWTR Option is equal to or greater than the Merger Consideration or (ii) any VWTR Option is not exercisable immediately prior to the Merger Effective Time, then, in either case, such VWTR Option will be cancelled at the Merger Effective Time without any payment being made in respect of such VWTR Option. See Section 13 — “The Transaction Documents — The Merger Agreement — Treatment of VWTR Stock Options.”

What will happen to my VWTR restricted stock units in the Offer?

The Offer is being made for Shares only and is not being made for any restricted stock units award granted under any VWTR stock plans or otherwise (each such award, a “VWTR RSU”). Each VWTR RSU that is outstanding as of immediately prior to the Merger Effective Time will, by virtue of the Merger, and without any action on the part of the holder thereof, vest in full and become free of restrictions and will be cancelled and converted automatically into the right to receive from Parent and the Surviving Corporation, an amount in cash, without interest, equal to the Merger Consideration less any taxes required to be withheld with respect to such VWTR RSU (the “RSU Consideration”) The RSU Consideration with respect to any VWTR RSU that is payable under the Merger Agreement (as described in the preceding sentence) will be paid no later than the later of (i) ten Business Days after the Merger Effective Time or (ii) the first payroll date that is at least five Business Days after the Merger Effective Time, provided, however, that to the extent the holder of a VWTR RSU did not receive such VWTR RSU in the holder’s capacity as an employee of VWTR for employment tax purposes, the consideration payable pursuant to the Merger Agreement with respect to such VWTR RSU shall be deposited by Parent in the designated payment fund under the Merger Agreement and paid by the Depositary & Paying Agent in accordance with the Merger Agreement. See Section 13 — “The Transaction Documents — The Merger Agreement — Treatment of VWTR RSU Awards.”

If the Offer is completed, will VWTR continue as a public company?

If the Offer is completed, we will complete the Merger pursuant to Section 251(h) of the DGCL as soon as practicable, and no later than three Business Days, following our acceptance for payment of Shares in the Offer. After completion of the Merger, Parent will own all of the outstanding capital stock of VWTR, VWTR will be delisted from Nasdaq and deregistered from the Exchange Act, and VWTR will no longer be a public company. See Section 7 — “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations.”

What is the market value of my Shares as of a recent date?

On April 13, 2022, the last full trading day before we announced the Offer and the possible subsequent Merger, the closing price of the Shares reported on Nasdaq was $16.27 per Share. On April 26, 2022, the last full trading day before the date of this Offer to Purchase, the closing price of a Share on Nasdaq was $16.02. You should obtain current market quotations for Shares before deciding whether to tender your Shares in the Offer.

What are the federal income tax consequences of tendering my Shares pursuant to the Offer, or receiving payment for my Shares pursuant to the Merger?

In general, the tender of Shares in exchange for cash pursuant to the Offer, or the exchange of Shares for cash pursuant to the Merger, will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your own tax advisor about the tax consequences to you of tendering your Shares in exchange for cash pursuant to the Offer, or exchanging your Shares for cash pursuant to the Merger, in light of your particular circumstances. See Section 5 — “Material U.S. Federal Income Tax Considerations.”

Whom can I talk to if I have questions about the Offer?

You can call the Information Agent at (866) 864-7964 (toll free) or email VWTR@dfking.com.

To the Stockholders of Vidler Water Resources, Inc.:

INTRODUCTION

Potable Merger Sub, Inc. (“Purchaser” “we,” “our” or “us”), a Delaware corporation, is a wholly owned subsidiary of D.R. Horton, Inc. (“Parent”), a Delaware corporation. Purchaser is offering to purchase all outstanding shares of common stock, par value $0.001 per share (individually, a “Share” and collectively, the “Shares”), of Vidler Water Resources, Inc. (“VWTR”), a Delaware corporation, for $15.75 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and the accompanying Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). For the avoidance of doubt, references herein to the “Offer” refer to the Offer as it may be extended from time to time, unless indicated otherwise.

If you are the record holder of your Shares, you will not be required to pay certain brokerage fees and commissions on the sale of Shares pursuant to the Offer. However, you will be required to pay any taxes incurred in connection with the tender of Shares in exchange for cash pursuant to the Offer or the exchange of Shares for cash pursuant to the Merger (including, without limitation, any stock transfer taxes and those taxes described in Section 5 – “Material U.S. Federal Income Tax Considerations”) and you may be subject to U.S. federal backup withholding at the applicable statutory rate on the gross proceeds payable to you. See Section 3 — “Procedure for Tendering Shares — U.S. Federal Income Tax – Backup Withholding.” Stockholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with their nominee to determine if they will be charged any transaction fees. We will pay all charges and expenses of Computershare Trust Company, N.A. (the “Depositary & Paying Agent”) and D.F. King & Co., Inc. (the “Information Agent”) incurred in connection with the Offer. See Section 17 — “Fees and Expenses.”

We are making the Offer pursuant to an Agreement and Plan of Merger, dated as of April 13, 2022, by and among Parent, Purchaser and VWTR (the “Merger Agreement”). The Merger Agreement provides, among other things, that as soon as practicable, and no later than three Business Days, after the completion of the Offer and the satisfaction or waiver of all of the conditions to the Merger (as defined below), Purchaser will be merged with and into VWTR (the “Merger”) without a vote of the stockholders of VWTR in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with VWTR continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Surviving Corporation”). At the effective time of the Merger (the “Merger Effective Time”), each outstanding Share (other than any Shares held by Parent, Purchaser, any other direct or indirect wholly owned subsidiary of Parent, or VWTR (as treasury stock or otherwise) or any of their respective direct or indirect wholly-owned subsidiaries as of immediately prior to the Merger Effective Time and any Shares held by any VWTR stockholders who properly and validly perfect their appraisal rights in connection with the Merger as described in Section 12 — “Purpose of the Offer; Plans for VWTR; Appraisal Rights”) will be automatically converted into the right to receive the Offer Price, net to the holder in cash, without interest and less any applicable withholding taxes. The Offer is subject to the satisfaction or waiver of certain conditions described in Section 15 — “Conditions of the Offer.” We can waive certain conditions to the Offer. We cannot, however, amend or waive the Minimum Tender Condition (as defined below) without the consent of VWTR. Section 13 — “The Transaction Documents — The Merger Agreement” contains a more detailed description of the Merger Agreement. Section 5 — “Material U.S. Federal Income Tax Considerations” describes certain material U.S. federal income tax consequences related to the Offer and the Merger.

The board of directors of VWTR (the “VWTR Board”) has unanimously: (i) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; (ii) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, VWTR and the VWTR stockholders; (iii) resolved that the Merger shall be governed by and effected under Section 251(h) of the DGCL; and (iv) resolved and agreed to recommend that the stockholders of VWTR accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “VWTR Board Recommendation”). The factors considered by the VWTR Board in making the determinations and recommendations described above and other matters relied upon by the VWTR Board are described in VWTR’s Solicitation/Recommendation Statement on Schedule 14D-9, which will be filed with the Securities and Exchange Commission (the “SEC”) and is being mailed to VWTR stockholders, together with this Offer to Purchase. VWTR stockholders are urged to carefully read VWTR’s Solicitation/Recommendation Statement on Schedule 14D-9.

The Offer is conditioned upon, among other things: (i) there being validly tendered and not validly withdrawn prior to the expiration of the Offer, a number of Shares that, when added to the Shares then-beneficially owned by Parent and Purchaser (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6)(f) of the DGCL) would represent one more Share than 50% of the Shares then outstanding as of immediately prior to the expiration of the Offer (the “Minimum Tender Condition”); and (ii) the expiration or termination, at or prior to the expiration of the Offer, of any applicable waiting period with respect to the purchase of Shares pursuant to the Offer under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the regulations promulgated thereunder (collectively, the “HSR Act”) (the “HSR Condition”). See Section 15 — “Conditions of the Offer” and Section 16 — “Certain Legal Matters; Regulatory Approvals — Antitrust Compliance.”

According to VWTR, as of April 26, 2022, there were an aggregate of 18,299,879 Shares issued and outstanding, none of which were beneficially owned by Parent or Purchaser. Accordingly, we anticipate that the Minimum Tender Condition would be satisfied if 9,149,940 Shares are validly tendered pursuant to the Offer and not validly withdrawn.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Tender Condition is satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger pursuant to Section 251(h) of the DGCL without the approval of the stockholders of VWTR. See Section 13 — “The Transaction Documents — The Merger Agreement — Short-Form Merger Procedure.” The Offer is conditioned upon the fulfillment of the conditions described in Section 15 — “Conditions of the Offer.” We can waive certain conditions to the Offer without the consent of VWTR. We cannot, however, amend or waive the Minimum Tender Condition. The Offer will expire at one minute following 11:59 p.m., Eastern Time, on May 24, 2022, unless we extend the Offer.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

THE OFFER

1.

Terms of the Offer. Upon the terms and subject to the conditions set forth in the Offer and the Merger Agreement, we will accept for payment (such acceptance is referred to herein as the “Offer Closing,” and the date of such acceptance, the “Offer Closing Date”) and thereafter pay the Offer Price for all Shares that are validly tendered and not validly withdrawn in accordance with the procedures set forth in Section 3 — “Procedure for Tendering Shares” prior to the Expiration Time. “Expiration Time” means one minute following 11:59 p.m., Eastern Time, on May 24, 2022, unless extended, in which event “Expiration Time” means the latest time and date at which the Offer, as so extended, will expire.

The Offer is subject to the conditions set forth in Section 15 — “Conditions of the Offer,” which include, among other things, satisfaction of the Minimum Tender Condition and the HSR Condition. We can waive certain conditions of the Offer without the consent of VWTR. We cannot, however, amend or waive the Minimum Tender Condition. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will purchase, as promptly as practicable after the expiration of the Offer, all Shares validly tendered and not withdrawn prior to the Expiration Time. If, at the scheduled expiration of the Offer or the expiration of any extension of the Offer as described below, any condition to the Offer is not satisfied and has not been waived by Parent or us if permitted under the Merger Agreement, we will, with or without the consent of VWTR, extend the Offer on one or more occasions in consecutive increments for an additional period of up to ten Business Days per extension. In addition, if the Merger Agreement has not been terminated pursuant to its terms, we will extend the Offer for any period or periods of time required by any applicable law or any applicable rules, regulations, interpretations or positions of the SEC, its staff, or Nasdaq; provided that (i) if, on the scheduled expiration of the Offer or any extension thereof, all conditions to the Offer other than the Minimum Tender Condition have been satisfied or waived, we will only be required to extend the Offer beyond such date for one or more additional periods not to exceed an aggregate of 20 Business Days to permit the Minimum Tender Condition to be satisfied and (ii) we will not be obligated to extend the Offer beyond August 18, 2022 (as it may be extended until December 31, 2022 under certain circumstances, in accordance with the terms of the Merger Agreement, the “Outside Date”). If any governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any law or order making illegal, permanently enjoining, or otherwise permanently prohibiting: (i) prior to the Offer Closing, the consummation of the Offer, or (ii) prior to the Merger Closing Date (as defined below), the Merger or the other transactions contemplated by the Merger Agreement, and such law or order shall have become final and nonappealable, Purchaser will not be required to extend the Offer, and each of Parent or VWTR may terminate the Merger Agreement. During any extension of the Offer, all Shares previously validly tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw such Shares. See Section 4 — “Withdrawal Rights.”

We also reserve the right to waive, in whole or in part, any of the conditions to the Offer (other than the Minimum Tender Condition which may not be amended or waived) and to change the Offer Price; provided, however, that unless otherwise contemplated by the Merger Agreement or unless we receive VWTR’s written consent, we cannot (i) reduce the maximum number of Shares sought to be purchased in the Offer, (ii) reduce the Offer Price, (iii) amend, modify, or waive the Minimum Tender Condition, (iv) impose conditions or requirements to the Offer in addition to those set forth set forth in Section 15 — “Conditions of the Offer,” (v) amend or modify any condition to the Offer in a manner that adversely affects, or that would reasonably be expected to have an adverse effect on, any holders of Shares, or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the Offer, the Merger, or the other transactions contemplated by the Merger Agreement, (vi) terminate the Offer or accelerate, extend or otherwise change the Expiration Time other than in accordance with the Merger Agreement, (vii) change the form of consideration payable in the Offer, or (viii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

If we make a material change in the terms of the Offer or waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials to the extent required by applicable law. The minimum period during which a tender offer must remain open following material changes in the terms of the Offer, other than a change in price, a change in percentage of securities sought or a change in the dealer’s soliciting fee, depends upon the facts and circumstances, including the materiality of the changes. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Tender Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought or a change in the dealer’s soliciting fee, a minimum of 10 business days is generally required to allow adequate dissemination and investor response. Accordingly, if, prior to the Expiration Time, we increase the consideration to be paid for Shares in the Offer, and if the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase is first published, sent or given in the manner specified below, we will extend the Offer at least until the expiration of that period of 10 business days. If, prior to the Expiration Time, we increase the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer, whether or not such Shares were tendered prior to the announcement of the increase in consideration.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof consistent with the requirements of the SEC. In the case of an extension of the Offer, we will inform the Depositary & Paying Agent of that fact and will make a public announcement of such extension, no later than the earlier of (i) 9:00 a.m., Eastern time, or (ii) the first opening of Nasdaq, on the next Business Day after the previously scheduled Expiration Time.

VWTR has provided us with its stockholder list and security position listing for the purpose of disseminating the Offer to holders of Shares. In accordance with the Merger Agreement and applicable law, we will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

Neither Parent nor Purchaser takes any responsibility for the accuracy or completeness of any information described herein contained in any Solicitation/Recommendation Statement on Schedule 14D-9 filed by VWTR with the SEC, including information concerning VWTR, its affiliates, officers or directors or any failure by VWTR to disclose events or circumstances that may have occurred and may affect the accuracy or completeness of such information.

2.

Acceptance for Payment and Payment. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered and not validly withdrawn prior to the Expiration Time as promptly as practicable as permitted under applicable law after the later of (i) the Expiration Time (as it may be extended and re-extended in accordance with the Merger Agreement) and (ii) the satisfaction or waiver of the conditions of the Offer set forth in Section 15 — “Conditions of the Offer.” We can waive certain conditions to the Offer without the consent of VWTR. We cannot, however, amend or waive the Minimum Tender Condition. Notwithstanding the foregoing, subject to the terms and conditions of the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until all conditions to the Offer have been satisfied or waived. For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, including under the HSR Act, see Section 16 — “Certain Legal Matters; Regulatory Approvals.”

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary & Paying Agent, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you.

In all cases, Purchaser will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary & Paying Agent of: (i) certificates representing such Shares (except in the case of tendered Shares held in a book-entry/direct registration account (a “DRS Account”) maintained by VWTR’s transfer agent (such Shares, “DRS Shares”)) or confirmation of a book-entry transfer of such Shares into the Depositary & Paying Agent’s account at the Book-Entry Transfer Facility (defined in Section 3 — “Procedure for Tendering Shares — Book-Entry Delivery”); (ii) a properly completed and duly executed Letter of Transmittal, with all required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (defined in Section 3 — “Procedure for Tendering Shares — Book-Entry Delivery”) in lieu of the Letter of Transmittal; and (iii) any other documents required by the Letter of Transmittal. For a description of the procedures for tendering Shares pursuant to the Offer, see Section 3 — “Procedure for Tendering Shares.” Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or confirmations of book-entry transfer are actually received by the Depositary & Paying Agent.

For purposes of the Offer, we will be deemed to have accepted for payment tendered Shares when, as and if we give written notice of our acceptance to the Depositary & Paying Agent.

Under no circumstances will we pay interest on the consideration paid for Shares accepted for purchase in the Offer, regardless of any extension of the Offer or any delay in making payment for such Shares.

If we do not accept for payment any tendered Shares pursuant to the Offer for any reason, or if you submit certificates representing more Shares than are tendered: (i) in the case of certificated Shares, we will return certificates (or issue new certificates) representing unpurchased or untendered Shares; (ii) in the case of DRS Shares, the unpurchased Shares will be credited to your DRS Account; or (iii) in the case of Shares delivered by book-entry transfer into the Depositary & Paying Agent’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 — “Procedure for Tendering Shares,” the unpurchased Shares will be credited to an account maintained at the Book-Entry Transfer Facility, without expense to you, promptly following the expiration, termination or withdrawal of the Offer.

Parent and Purchaser may assign, in their sole discretion, any or all of their rights, interests and obligations under the Merger Agreement to (a) any affiliate of Parent at any time, in which case all references therein to Parent or Purchaser shall be deemed references to such other affiliate, except that (i) all representations and warranties made in the Merger Agreement with respect to Parent or Purchaser as of the date of the Merger Agreement shall be deemed to be representations and warranties made with respect to such other affiliate as of the date of such assignment and (ii) no such assignment to an affiliate of Parent will relieve Parent or Purchaser from their respective obligations under the Merger Agreement or (b) after the Merger Effective Time, to any person or entity.

3.	Procedure for Tendering Shares.

Valid Tender of Shares. Except as set forth below, in order for you to validly tender Shares in the Offer, the Depositary & Paying Agent must receive, at one of its addresses set forth on the back cover of this Offer to Purchase, prior to the Expiration Time, the Letter of Transmittal, properly completed according to its instructions and duly executed, together with any required signature guarantees or, in the case of a book-entry delivery of Shares, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and any other documents required by the Letter of Transmittal, and either: (i) you must deliver certificates representing the tendered Shares to the Depositary & Paying Agent (except in the case of DRS Shares), or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary & Paying Agent must receive timely confirmation of the book-entry transfer of such

Shares (which confirmation must include an Agent’s Message if you have not delivered a Letter of Transmittal) into the Depositary & Paying Agent’s account at the Book-Entry Transfer Facility (as defined below), in each case prior to the Expiration Time; or (ii) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Shares, including through a DRS Account or the Book-Entry Transfer Facility, the Letter of Transmittal and all other required documents is at your election and sole risk, and delivery will be deemed made only when actually received by the Depositary & Paying Agent (including, in the case of a book-entry delivery, by confirmation of a book-entry transfer of such Shares into the Depositary & Paying Agent’s account at the Book-Entry Transfer Facility). If certificates representing Shares are sent by mail, we recommend you use registered mail with return receipt requested, properly insured, in time to be received prior to the Expiration Time. In all cases, you should allow sufficient time to ensure timely delivery.

If you wish to tender your Shares pursuant to the Offer and you hold your Shares through a broker, dealer, bank, trust company or other nominee, you must contact such person and give instructions that your Shares be tendered prior to the Expiration Time.

Binding Agreement. The tender of Shares pursuant to any one of the procedures described in this Section 3 — “Procedure for Tendering Shares” will constitute your acceptance of the Offer, as well as your representation and warranty that you have the full power and authority to tender and assign the Shares tendered, to the extent specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Book-Entry Delivery. The Depositary & Paying Agent will establish an account with respect to the Shares for purposes of the Offer at The Depositary Trust Company (the “Book-Entry Transfer Facility”) within two Business Days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary & Paying Agent’s account in accordance with the procedures of the Book-Entry Transfer Facility for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either: (i) a confirmation of a book-entry transfer into the Depositary & Paying Agent’s account at the Book-Entry Transfer Facility of all Shares tendered by book-entry transfer, together with a properly completed and duly executed Letter of Transmittal with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents must, in any case, be received by the Depositary & Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time; or (ii) the guaranteed delivery procedures described below must be complied with.

Required documents must be transmitted to and received by the Depositary & Paying Agent at one of its addresses set forth on the back cover page of this Offer to Purchase. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary & Paying Agent.

“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary & Paying Agent and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

Signature Guarantees; Stock Powers. All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program, the Stock Exchange Medallion Program and

the New York Stock Exchange, Inc. Medallion Signature Program or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), unless the Shares tendered are tendered (i) by a registered holder of Shares (which, for purposes of this Section, includes any participant in any of the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the holder of the Shares) who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

If the Letter of Transmittal is signed by, payment of the purchase price is to be made to, or Shares not tendered or accepted for payment are to be returned in the name of, a person other than the registered holder of the Shares that were delivered, then any certificates representing such Shares must be properly endorsed for transfer or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on any such certificates representing such Shares, with the signatures on any such certificates or stock powers guaranteed by an Eligible Institution as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing the Shares are forwarded separately to the Depositary & Paying Agent, a properly completed and duly executed Letter of Transmittal must accompany each delivery of certificates for the Shares.

Guaranteed Delivery. If you wish to tender your Shares pursuant to the Offer but you cannot deliver the certificates representing such Shares and all other required documents to the Depositary & Paying Agent prior to the Expiration Time or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary & Paying Agent (as provided below) prior to the Expiration Time; and

•

the certificates representing all such tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary & Paying Agent’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal together with, any required signature guarantees (or, in the case of a book-entry delivery of Shares, an Agent’s Message in lieu of the Letter of Transmittal) and any other required documents, are received by the Depositary & Paying Agent within two trading days after the date of execution of the Notice of Guaranteed Delivery. A “trading day” is any day on which Nasdaq is open for business.

The Notice of Guaranteed Delivery may be delivered or transmitted by email or mail to the Depositary & Paying Agent and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

U.S. Federal Income Tax – Backup Withholding. Under applicable U.S. federal income tax laws, the Depositary & Paying Agent generally will be required to backup withhold at the applicable statutory rate, currently 24%, from any payments made pursuant to the Offer unless you provide the Depositary & Paying Agent with your taxpayer identification number and certify that you are a United States person and are not subject to such backup withholding by completing the Internal Revenue Service Form W-9 included in the Letter of Transmittal or otherwise establish an exemption from backup withholding. If you are a nonresident alien or foreign entity, you generally will not be subject to backup withholding if you certify your foreign status on the appropriate Internal Revenue Service Form W-8. See Instruction 8 of the Letter of Transmittal and Section 5 – “Material U.S. Federal Income Tax Considerations” of this Offer to Purchase for a more detailed discussion of backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against a holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service (the “IRS”).

Appointment of Proxy. By executing and delivering a Letter of Transmittal (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), you irrevocably appoint our designees as your attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares in accordance with the terms of the Offer. Upon such acceptance for payment, all prior powers of attorney, proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of VWTR stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of VWTR stockholders then scheduled or acting by written consent without a meeting).

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of VWTR stockholders.

Determination of Validity. We will resolve, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination will be final and binding, absent a finding to the contrary by a court of competent jurisdiction. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of Purchaser, the Depositary & Paying Agent, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding, absent a finding to the contrary by a court of competent jurisdiction.

4.

Withdrawal Rights. Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn (i) at any time before the Expiration Time and (ii) if Purchaser has not accepted for payment Shares tendered pursuant to the Offer by June 26, 2022, which is the 60th day after the date of the commencement of the Offer, at any time after such date, in each case by complying with the procedures set forth below.

If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary & Paying Agent may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn, except to the extent that you duly exercise withdrawal rights as described in this Section 4.

For your withdrawal to be effective, a written transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary & Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary & Paying Agent, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of DRS Shares or Shares tendered by book-entry transfer, the name and number of the DRS Account or the account maintained at the Book-Entry Transfer Facility, respectively, to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Time by following the procedures described in Section 3 — “Procedure for Tendering Shares.”

If you wish to withdraw Shares that were tendered by giving instructions to a broker, dealer, bank, trust company or other nominee, you must instruct such person to arrange to withdraw the Shares.

We will resolve, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination will be final and binding, absent a finding to the contrary by a court of competent jurisdiction. None of Purchaser, the Depositary & Paying Agent, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

The method for delivery of any documents related to a withdrawal is at the election and risk of the withdrawing shareholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary & Paying Agent. If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

5.

Material U.S. Federal Income Tax Considerations. The following discussion summarizes the material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (in each case, as defined below) who tender Shares in exchange for cash pursuant to the Offer, or exchange Shares for cash pursuant to the Merger, and is based upon present law (which may change, possibly with retroactive effect). This discussion does not address the U.S. federal income tax consequences to beneficial owners of Shares exercising appraisal rights, if any. Due to the individual nature of tax consequences, you are strongly urged to consult your own tax advisors as to the specific tax consequences to you of tendering your Shares in exchange for cash pursuant to the Offer, or exchanging your Shares for cash pursuant to the Merger, including the effects of applicable state, local, foreign and other tax laws. The following discussion applies only if you hold your Shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to stockholders in light of their particular circumstances and does not apply to holders subject to special treatment under the U.S. federal income tax laws (such as brokers or dealers in securities, commodities or foreign currency, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, banks and certain other financial institutions, government and tax-exempt organizations, certain former citizens or residents of the United States, U.S. expatriates, stockholders that are pass-through entities for U.S. federal income tax purposes (including, without limitation, partnerships and S corporations) or the investors in such pass-through entities, regulated investment companies, real estate investment trusts, stockholders whose “functional currency” is not the U.S. dollar, persons subject to the alternative minimum tax, corporations that accumulate earnings to avoid U.S. federal income tax, controlled foreign corporations, passive foreign investment companies, U.S. Holders that are subject to taxing jursidictions other than, or in addition to, the United States, Non-U.S. Holders which are corporations organized outside the United States, any state thereof, or the District of Columbia that are nonetheless treated as U.S. taxpayers for U.S. federal income tax purposes, persons who hold Shares as part of a hedge, straddle, constructive sale, integrated or conversion transaction, and persons who acquired their Shares through the exercise of employee stock options or in other compensatory transactions). This discussion does not address any tax consequences arising under any state, local or foreign tax law, nor does it address any U.S. federal tax considerations other than those pertaining to the U.S. federal income tax. This discussion is based on the Code, the United States Treasury Regulations promulgated under the Code (“U.S. Treasury Regulations”), and administrative rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, nor do we expect to seek, any ruling from the IRS with respect to the matters discussed below. There can be no assurances that the IRS will not take a different position concerning the tax consequences of the tender of Shares in exchange for cash pursuant to the Offer, or the exchange of Shares for cash pursuant to the Merger, or that any such position would be sustained. This discussion also assumes the Shares will be regularly traded on an established securities market in the United States, within the meaning of applicable Treasury Regulations, at the time of a U.S. Holder’s tender of Shares in exchange for cash pursuant to the Offer or exchange of Shares for cash pursuant to the Merger.

For purposes of the following discussion, a “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the law of the United States, any state thereof, or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. A “Non-U.S. Holder” is an individual, corporation, estate, or trust that (a) is a beneficial owner of Shares and (b) is not a U.S. Holder. A Non-U.S. Holder who is an individual present in the United States for 183 days or more (which days need not be consecutive) in the taxable year of disposition of Shares, and who is not otherwise a resident of the United States for U.S. federal income tax purposes, may be subject to special tax provisions and is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the ownership and tendering Shares in exchange for cash pursuant to the Offer, or exchanging Shares for cash pursuant to the Merger Agreement.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of a particular partner and the activities of the partnership. Persons holding Shares through a partnership should consult their own respective tax advisors regarding the tax consequences of tendering Shares in exchange for cash pursuant to the Offer, or exchanging Shares for cash pursuant to the Merger.

U.S. Holders. A U.S. Holder’s tender of Shares in exchange for cash pursuant to the Offer, or exchange of Shares for cash pursuant to the Merger, will be a taxable transaction for U.S. federal income tax purposes. In general, if a U.S. Holder tenders Shares in exchange for cash pursuant to the Offer, or exchanges Shares for cash pursuant to the Merger, such holder will recognize gain or loss equal to the difference between the adjusted tax basis of their Shares and the amount of cash received in exchange therefor. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired for the same cost in a single transaction) tendered in exchange for cash pursuant to the Offer, or exchanged for cash pursuant to the Merger. Such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if such U.S. Holder’s holding period for the Shares is more than one year as of the date of the exchange of such Shares. Long-term capital gains recognized by noncorporate taxpayers generally are subject to U.S. federal income tax at preferential rates. The deduction of capital losses is subject to limitations.

An additional 3.8% tax will apply to certain U.S. Holders on the lesser of (i) each such U.S. Holder’s “net investment income” (including net capital gain) for a taxable year or (ii) the excess of such U.S. Holder’s modified adjusted gross income for such year over certain threshold amounts.

Non-U.S. Holders. The tender of Shares in exchange for cash pursuant to the Offer, or exchange of Shares for cash pursuant to the Merger, generally will not be subject to U.S. federal income tax, unless:

(i) the gain, if any, recognized on the exchange of the Shares for cash is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to the Non-U.S. Holder’s permanent establishment or fixed base in the United States), in which event (a) the Non-U.S. Holder will be subject to U.S. federal income tax as described above under “U.S. Holders,” and (b) if the Non-U.S. Holder is a corporation, it may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty); (ii) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange of the Shares and certain other conditions are met, in which event the Non-U.S. Holder will be subject to tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares net of U.S.-source losses from sales or exchanges of other capital assets recognized during taxable year of the exchange of Shares, provided that such Non-U.S. Holder has timely filed United States federal income tax returns with respect to such losses; or (iii) VWTR is, or has been, a “U.S. real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding the disposition of Shares and such Non-U.S. Holder’s holding period (the “Relevant Period”) with respect to such holder’s shares of VWTR common stock, in which case if a Non-U.S. Holder has held (actually or constructively) more than 5% of outstanding VWTR common stock at any time within the Relevant Period, any gain recognized generally will be treated as effectively connected with a trade or business of such Non-U.S. Holder in the United States, in which case, the gain will be taxed as described above under “U.S. Holders”. VWTR believes that it is currently a U.S. real property holding corporation.

Information Reporting and Backup Withholding. Proceeds received by U.S. Holders and Non-U.S. Holders from the tender of Shares in exchange for cash pursuant to the Offer, or the exchange of Shares for cash pursuant to the Merger, generally are subject to information reporting and may be subject to backup withholding at the applicable statutory rate (currently 24%) if the U.S. Holder or Non-U.S. Holder, as applicable, or other payee fails to provide a valid taxpayer identification number and comply with certain certification procedures (generally, for U.S. Holders, by failing to provide a properly completed IRS Form W-9, or, for Non-U.S. Holders, by failing to provide a properly completed IRS Form W-8, as applicable) or otherwise establish an exemption from backup withholding. Backup withholding is not an additional federal income tax. Rather, the federal income tax liability of the person subject to backup withholding will be reduced by the amount of tax withheld, and if withholding results in an overpayment of taxes, a refund may generally be obtained, provided that the required information is timely furnished to the IRS. To avoid backup withholding, each U.S.-Holder should complete and sign the IRS Form W-9 included in the Letter of Transmittal or otherwise establish an exemption in a manner satisfactory to the Depositary & Paying Agent, and each Non-U.S. Holder should complete, sign and provide to the Depositary & Paying Agent an applicable IRS Form W-8 or otherwise establish an exemption in a manner satisfactory to the Depositary & Paying Agent. See Section 3 — “Procedure for Tendering Shares — U.S. Federal Income Tax – Backup Withholding.”

6.

Price Range of Shares. The Shares are listed and principally traded on Nasdaq under the symbol “VWTR.” The following table sets forth the high and low sales prices per Share on Nasdaq, as reported in published financial sources, for the periods indicated:

Year Ended December 31, 2021:	High	Low
Fourth Quarter	$13.29	$10.90
Third Quarter	$16.28	$11.30
Second Quarter	$13.68	$8.71
First Quarter	$11.16	$8.52

Year Ended December 31, 2020:	High	Low
Fourth Quarter	$9.58	$8.20
Third Quarter	$9.86	$7.55
Second Quarter	$9.22	$6.59
First Quarter	$11.18	$6.41

On April 13, 2022, the last full trading day before the announcement of the Offer and the Merger, the reported closing sales price per Share on Nasdaq in published financial sources was $16.27. On April 26, 2022, the last full trading day before the date of this Offer to Purchase, the reported closing sales price per Share on Nasdaq was $16.02. Before deciding whether to tender your Shares in the Offer, you should obtain a current market quotation for the Shares.

7.	Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations.

Possible Effects of the Offer on the Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as promptly as practicable following the Offer Closing.

Stock Exchange Listing. The Shares are currently listed on Nasdaq. Immediately following the consummation of the Merger (which is expected to occur as promptly as practicable following the Offer Closing), the Shares will no longer meet the requirements for continued listing on Nasdaq because the only stockholder will be Purchaser. Immediately following the consummation of the Merger, we intend to cause VWTR to delist the Shares from Nasdaq.

Registration under the Exchange Act. The Shares are currently registered under the Exchange Act. However, our purchase of the Shares pursuant to the Offer and subsequent consummation of the Merger would cause the Shares to become eligible for deregistration under the Exchange Act. Registration of the Shares under the Exchange Act may be terminated upon application by VWTR to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. We intend to cause VWTR to apply for termination of registration of the Shares under the Exchange Act as soon as such requirements for such delisting and termination are met following the Merger Effective Time. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by VWTR to holders of Shares and to the SEC and would cause VWTR to no longer be subject to certain provisions of the Exchange Act, including the short-swing profit recovery provisions of Section 16(b) thereof, the requirement to furnish a proxy statement in connection with a stockholders’ meeting pursuant to Section 14(a) thereof and the related requirement to furnish an annual report to stockholders, and the requirements of Rule 13e-3 thereunder with respect to “going private” transactions. Furthermore, “affiliates” of VWTR and persons holding “restricted securities” of VWTR may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act is terminated, the Shares will no longer be “margin securities” or eligible for stock exchange listing.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which allows the Shares to be used as collateral for loans made by brokers. Following our purchase of Shares in the Offer, and depending upon factors similar to those described above regarding securities exchange listing and market quotations, the Shares may no longer constitute “margin securities” for purposes of the Federal Reserve Board’s margin regulations and could no longer be eligible to be used as collateral for loans made by brokers.

8.	Certain Information Concerning VWTR.

VWTR was incorporated in the State of Delaware in 1981 as PICO Holdings, Inc. On March 8, 2021, it changed its name to Vidler Water Resources, Inc. VWTR is primarily operated through one of its wholly owned subsidiaries, Vidler Water Company Inc., a Nevada corporation. VWTR’s principal executive offices are located at 3480 GS Richards Blvd., Suite 101, Carson City, Nevada 89703. The telephone number of VWTR’s principal executive offices is (775) 885-5000.

Except as specifically set forth herein, the information concerning VWTR contained in this Offer to Purchase has been taken from or is based upon information furnished by VWTR or its representatives or upon publicly available documents and records on file with the SEC. The summary information set forth below is qualified in its entirety by reference to VWTR’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge indicating that any statements contained herein based on such documents and records are untrue. However, we do not assume any responsibility for the accuracy or completeness of the information concerning VWTR, whether furnished by VWTR or contained in such documents and records, or for any failure by VWTR to disclose events which may have occurred or which may affect the significance or accuracy of any such information but are unknown to us.

VWTR is a water services company that aims to provide sustainable and potable water resources to fast-growing and underserved communities throughout the Southwest United States by working with community leaders, Native North American tribes, residential and commercial developers, water utilities, and alternative energy companies and regulators in these communities.

Additional Information. VWTR is subject to the informational and reporting requirements of the Exchange Act and in accordance therewith files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. VWTR’s filings are available to the public from commercial document retrieval services and at the SEC’s website at http://www.sec.gov.

9.	Certain Information Concerning Purchaser and Parent.

Purchaser is a Delaware corporation that was incorporated on April 11, 2022 solely for the purpose of facilitating an acquisition of VWTR. Purchaser has principal executive offices at 1341 Horton Circle, Arlington, Texas 76011. The telephone number of Purchaser at such office is (817) 390-8200. To date, we have not engaged in any activities other than those activities incidental to our formation, entry into the Merger Agreement and commencement of the Offer. Purchaser is a wholly owned subsidiary of Parent.

Parent was founded in 1978 in Fort Worth, Texas and incorporated in Delaware in 1991. Its common stock is included in the S&P 500 Index and listed on the New York Stock Exchange under the ticker symbol “DHI.” Its principal executive offices are located at 1341 Horton Circle, Arlington, Texas 76011. The telephone number of Parent at such office is (817) 390-8200. Operating in 102 markets in 32 states across the United States, Parent is, by number of homes closed, the largest homebuilding company in the country. Through its mortgage, title and insurance subsidiaries, Parent constructs and sells both single-family and multi-family rental properties and is the majority-owner of Forestar Group Inc., a national residential lot development company. Parent also provides mortgage financing, title services and insurance agency services for its homebuyers. Parent does not own any Shares.

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Parent and Purchaser are set forth on Schedule I hereto.

During the last five years, none of Parent or Purchaser or, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

As of the date of this Offer to Purchase, (i) none of Parent or Purchaser or, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent or Purchaser or, to the best knowledge of Parent or Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days.

Between September and October 2020, Fish Springs Ranch LLC, a subsidiary of VWTR, entered into sale transactions with Parent in the aggregate amount of $1,428,310, pursuant to which Parent acquired water rights for use in its Silver Dollar Estates as follows:

•	September 17, 2020: 10.90 and 0.30 acre-feet of water for $452,350 and $11,160, respectively;

•	September 23, 2020: 0.43 and 11.14 acre-feet of water for $15,480 and $462,310, respectively;

•	October 6, 2020: 11.18 acre-feet of water for $463,970; and

•	October 7, 2020: 0.64 acre-feet of water for $23,040

Later that year, on December 30, 2020, another affiliate of VWTR, Resource Development and Infrastructure LLC, entered into a sale transaction with Parent in the amount of $757,050 for 29.4 acre-feet of water. In addition, on June 4, 2021, Fish Springs Ranch LLC entered into a sale transaction with Parent in the amount of $549,365 for 13.41 acre-feet of water.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase or the Schedule 14D-9 (as defined below), there have been no material contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the knowledge of Parent or Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and VWTR or its affiliates, on the other hand, concerning a merger, consolidation, acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the two years prior to the date of this Offer to Purchase.

We do not believe our financial condition or the financial condition of Parent is relevant to your decision whether to tender your Shares in the Offer because: (i) the Offer is being made for all outstanding Shares solely for cash; (ii) consummation of the Offer is not subject to any financing condition; (iii) if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Merger; and (iv) Parent will have, and will arrange for us to have, sufficient funds to purchase all Shares validly tendered and not validly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger.

Each of Parent and Purchaser disclaims that it is an “affiliate” of VWTR within the meaning of Rule 13e-3 under the Exchange Act.

Additional Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), of which this Offer to Purchase forms a part. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available for free at the SEC’s website at www.sec.gov.

10.	Source and Amount of Funds.

We will require approximately $288,200,000 to purchase all Shares validly tendered and not validly withdrawn in the Offer, to pay the consideration in respect of Shares converted in the Merger into the right to receive the same per Share amount paid in the Offer. Parent will provide us with sufficient funds to satisfy these obligations. The funds to pay for all Shares accepted for payment in the Offer and the consideration in connection with the Merger are expected to come from Parent’s cash and cash equivalents on hand. Consummation of the Offer is not subject to any financing condition.

11.	Contacts and Transactions with VWTR; Background of the Offer.

The following is a description of significant contacts between representatives of Parent and its affiliates, on the one hand, and representatives of VWTR, on the other hand, that resulted in the entry into the Merger Agreement and the commencement of the Offer. The discussion below covers only key events and does not attempt to describe every communication among the parties. For a review of VWTR’s activities relating to the contacts leading to the entry into the Merger Agreement and the commencement of the Offer, please refer to VWTR’s Solicitation/Recommendation Statement on Schedule 14D-9 that will be filed with the SEC and is being mailed to stockholders of VWTR concurrently with this Offer to Purchase.

On November 22, 2021, representatives of BofA Securities, Inc., the financial advisor to VWTR (the “Financial Advisor”), contacted Parent about the opportunity to acquire VWTR. On December 15, 2021, the Financial Advisor followed up with Parent concerning the opportunity, and Parent responded to the Financial Advisor, indicating its interest in exploring the opportunity further. Thereafter, on December 16, 2021, Parent executed a confidentiality agreement with VWTR (the “Confidentiality Agreement”). The Confidentiality Agreement included, among other things, a customary standstill provision, prohibiting Parent from making any public offer or proposal for the acquisition of VWTR’s voting securities and soliciting any proxies with respect to the voting of VWTR’s shares.

Following execution of the Confidentiality Agreement, on December 21, 2021, representatives of Parent received the management presentation and were invited into a virtual data room opened by the Financial Advisor containing certain financial and business due diligence information to begin assessing the opportunity to acquire VWTR. After reviewing the materials, representatives of Parent held an introductory meeting with the VWTR management team on January 7, 2022 to discuss additional details regarding VWTR’s business and financial profile.

Following this meeting, on January 19, 2022, Parent submitted its non-binding indication of interest (“IOI”) to acquire 100% of the Shares VWTR at a purchase price of $13.68 per Share in cash. Parent’s initial non-binding proposal was subject to customary conditions, including the completion of due diligence and the parties’ negotiation of mutually acceptable definitive documentation. Later that day, the Financial Advisor called Parent to discuss the IOI. On January 24, 2022, the Financial Advisor provided feedback notifying Parent that it qualified to enter the next round of discussions but that the VWTR Board would not recommend a deal below $15 per Share. Parent responded by saying that it was interested in commencing the next round of discussions.

On February 14, 2022, a more fulsome virtual data room was opened by the Financial Advisor in connection with the potential acquisition of VWTR, and Parent and its advisors began an extensive business due diligence investigation of VWTR. Between February 14, 2022 and March 24, 2022, Parent and its advisors continued their extensive business due diligence to assess potential risks with respect to purchasing VWTR, which included in-person meetings with representatives of VWTR and the Financial Advisor at VWTR’s offices in Carson City on February 22, 2022, February 23, 2022 and March 2, 2022.

On March 4, 2022, VWTR made available a draft of the Merger Agreement to Parent and Gibson, Dunn & Crutcher LLP, legal counsel to Parent (“Gibson Dunn”). On March 14, 2022, Gibson Dunn submitted a mark-up of the Merger Agreement to Dorsey & Whitney LLP, legal counsel to VWTR (“Dorsey”), which included changes from the draft provided by Dorsey that included, among other things: (i) a proposed Termination Fee (as defined herein) equal to 4.0% of the transaction value, (ii) certain limitations on Parent’s obligations to take actions to obtain the approval of governmental authorities with respect to the transactions contemplated by the Merger Agreement to the extent such actions would reasonably be expected to have a Company Material Adverse Effect or to materially and adversely impair the benefits of the Offer and Merger to Parent and its Subsidiaries, taken as a whole, (iii) the removal of the potential extension of the Outside Date in the event that antitrust approval had not been obtained, (iv) the removal of the reverse termination fee payable by Parent in certain circumstances and (v) the reimbursement by the Company of Parent’s expenses upon termination of the Merger Agreement in certain circumstances, up to an aggregate amount equal to $3,000,000 (the foregoing clause (v), the “Parent Expense Reimbursement”).

On March 21, 2022, Dorsey sent a revised draft of the Merger Agreement to Gibson Dunn and Parent, which included, among other things: (i) a proposed Termination Fee equal to 3.0% of the transaction value, (ii) reinsertion of the potential extension of the Outside Date for antitrust matters, (iii) the reinsertion of the reverse termination fee payable by Parent in certain circumstances and (iv) the removal of the Parent Expense Reimbursement.

On March 24, 2022, Parent submitted a revised non-binding indication of interest, pursuant to which Parent made a revised all-cash proposal to acquire 100% of the Shares at a purchase price of $15.05 per Share. Parent’s proposal noted that it had made substantial progress in its due diligence and that Gibson Dunn would be prepared to immediately engage with Dorsey to finalize all documentation relating to the transaction.

Concurrent with Parent’s submission of a revised non-binding indication of interest, Gibson Dunn submitted a revised draft of the Merger Agreement to Dorsey, which included, among other things: (i) a proposed termination fee equal to 3.75% of the transaction value, (ii) the removal of the potential extension of the Outside Date for antitrust matters, (iii) the removal of the reverse termination fee payable by Parent in certain circumstances and (iii) the reinsertion of the Parent Expense Reimbursement.

On March 25, 2022, the Financial Advisor informed Parent that the VWTR Board was willing to proceed with the transaction at a purchase price of $16.25 per Share and with a Termination Fee of 3.75% of the transaction value, provided that the Parent Expense Reimbursement would be removed from the Merger Agreement and the Initial Outside Date would be extended by 135 days in certain circumstances if the requisite antitrust approval was not obtained by the Initial Outside Date.

On March 26, 2022, Parent communicated to the Financial Advisor that it would not increase its proposed purchase price from its prior offer of $15.05 per Share. The Financial Advisor responded on March 28, 2022 by stating that management of the Company was unwilling to proceed with Parent’s proposed purchase price of $15.05 per Share. The Financial Advisor also noted that the VWTR Board would consider a proposal which included Parent’s stock as part of the deal consideration and was structured as a tax-deferred transaction to VWTR’s stockholders.

On March 29, 2022, Parent notified the Financial Advisor that it would be willing to increase its proposed purchase price to $15.65 per Share in cash, and, after further discussions between Parent and the Financial Advisor, Parent agreed to increase its proposed purchase price to $15.75 per Share.

On March 30, 2022, Dorsey submitted a revised draft of the Merger Agreement to Gibson Dunn, which included, among other things: (i) the acceptance of the Termination Fee equal to 3.75% of the transaction value, (ii) the reinsertion of the potential extension of the Outside Date for antitrust matters, (iii) the acceptance of the removal of the reverse termination fee payable by Parent in certain circumstances and (iv) the removal of the Parent Expense Reimbursement.

On March 31, 2022, on the basis of Parent’s increased offer price of $15.75 per Share, Parent and VWTR entered into an exclusivity agreement with respect to the proposed transaction, pursuant to which VWTR agreed to negotiate with Parent on an exclusive basis regarding a potential sale of VWTR until April 14, 2022.

Between March 31, 2022 to April 13, 2022, Parent completed its due diligence, and Gibson Dunn and Dorsey worked to finalize the Merger Agreement and the related ancillary transaction documents. On April 13, 2022, Parent, VWTR and their respective advisors finalized and executed the Merger Agreement and the related transaction documents.

On the morning of April 14, 2022, prior to market open on the Nasdaq Stock Exchange and the New York Stock Exchange, VWTR and Parent issued a press release announcing the execution of the Merger Agreement.

On April 27, 2022, we commenced the Offer in accordance with the Merger Agreement.

12.	Purpose of the Offer; Plans for VWTR; Appraisal Rights.

Purpose of the Offer; Plans for VWTR. The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, VWTR. The Offer is the first step in the acquisition of VWTR and is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all Shares of VWTR not purchased pursuant to the Offer or otherwise. The Merger will be effected pursuant to Section 251(h) of the DGCL.

If the Offer is consummated, we will not seek a vote of the remaining public stockholders of VWTR before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same kind of and amount of consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the vote of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we will effect the closing of the Merger without a vote of the stockholders of VWTR in accordance with Section 251(h) of the DGCL.

If we accept Shares for payment pursuant to the Offer, we will obtain control over the management of VWTR and the VWTR Board shortly thereafter. Based on available information, we are conducting a detailed review of VWTR and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel and will consider what, if any, changes would be desirable in light of the circumstances that exist upon completion of the Offer. We will continue to evaluate the business and operations of VWTR during the pendency and after the consummation of the Offer and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of VWTR’s business, operations, capitalization and management with the goal of optimizing development of VWTR’s potential in conjunction with Parent’s existing businesses. Possible changes could include changes to VWTR’s business, corporate structure, charter, bylaws, capitalization, board of directors or management.

Except as set forth in this Offer to Purchase, including as contemplated in this Section 12 — “Purpose of the Offer; Plans for VWTR; Appraisal Rights”, Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving VWTR (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of VWTR, (iii) any material change in VWTR’s capitalization or dividend policy, (iv) any other material change in VWTR’s corporate structure or business, (v) changes to the management of VWTR or the VWTR Board, (vi) a class of securities of VWTR being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of VWTR being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

To the best knowledge of Purchaser and Parent, except for certain pre-existing agreements to be described in the Schedule 14D-9, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of VWTR, on the one hand, and Parent, Purchaser or VWTR, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of VWTR entering into any such agreement, arrangement or understanding. It is possible that certain members of VWTR’s current management team will enter into new employment arrangements with VWTR, Parent or its affiliates after the completion of the Offer and the Merger. Any such arrangements with the existing management team will not become effective until the time the Merger is completed, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all. The board of directors and officers of the Surviving Corporation at and immediately following the Merger Effective Time will consist of the members of the board of directors and officers, respectively, of Purchaser immediately prior to the Merger Effective Time. At the Merger Effective Time, the certificate of incorporation of the Surviving Corporation will be amended and restated in its entirety so as to read in the form set forth on Exhibit A to the Merger Agreement. The bylaws of Purchaser as in effect immediately prior to the Merger Effective Time shall be the bylaws of the Surviving Corporation, except that references to Purchaser’s name shall be replaced with references to the Surviving Corporation’s name.

Appraisal Rights. Appraisal rights are not available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares at the Merger Effective Time who (i) did not tender his or her Shares in connection with the Offer and (ii) complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of such holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger and instead of any consideration otherwise payable to such holder for Shares on the terms and subject to the conditions of the Merger Agreement or in connection with the Offer) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder. Additionally, because immediately before the Merger the Shares will be listed on a national securities exchange, the Delaware court shall dismiss the proceedings (if any have begun) as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million. Unless the Delaware court, in its discretion, determines otherwise for good cause shown, such rate of interest will be five percent over the Federal Reserve discount rate (including any surcharge) as established from time to time between the Merger Effective Time and the date of payment and will be compounded quarterly. At any time before the entry of judgement in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest will accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware court and (ii) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment to the holder prior to such entry of judgment.

Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Holders of Shares should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the per Share price to be paid in the Merger. Moreover, VWTR may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger. For the avoidance of doubt, Parent, Purchaser and VWTR have agreed and acknowledged that in any appraisal proceeding described herein and to the fullest extent permitted by applicable law, the fair value of the Shares subject to the appraisal proceeding will be determined in accordance with Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the Surviving Corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following: (i) within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to VWTR a written demand (such written demand for appraisal must be executed by or for the stockholder of record) for appraisal of Shares held, which demand must reasonably inform VWTR of the identity of the stockholder and that the stockholder is demanding appraisal; (ii) not tender their Shares in the Offer; and (iii) continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Merger Effective Time.

The foregoing summary of the rights of dissenting VWTR stockholders under the DGCL does not purport to be a statement of the procedures to be followed by any such stockholders desiring to exercise any appraisal rights. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of the DGCL, which will be set forth in the Schedule 14D-9. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by reference to the DGCL.

You cannot exercise appraisal rights at this time. The information provided above is for informational purposes only regarding your alternatives if the Merger is consummated. If you tender your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares.

13.	The Transaction Documents.

The Merger Agreement.

The following summary of the Merger Agreement does not purport to be a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as an exhibit to the Schedule TO filed with the SEC in connection with the Offer, which is hereby incorporated by reference into this Offer to Purchase and which you may examine and copy as set forth in Section 8 — “Certain Information Concerning VWTR.” You are encouraged to read the full text of the Merger Agreement because it is the legal document that governs the Offer and the Merger. In the event of any discrepancy between the terms of the Merger Agreement and the following summary, the Merger Agreement controls. The following summary has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about VWTR or Parent in VWTR’s public reports filed with the SEC. In particular, the Merger Agreement and this summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to VWTR or Parent.

The representations and warranties in the Merger Agreement have been negotiated with the principal purpose of allocating risk among Parent, Purchaser and VWTR and establishing the circumstances under which Parent and Purchaser have the right not to consummate the Offer, or under which a party may have the right to terminate the Merger Agreement, rather than for the purpose of establishing matters of fact. The representations, warranties and covenants contained in the Merger Agreement (i) were made by the parties thereto only for purposes of that agreement and as of specific dates; (ii) were made solely for the benefit of the parties to the Merger Agreement; (iii) may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement (such disclosures include information that has been included in public disclosures, as well as additional non-public information); (iv) may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and (v) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, you should not rely on the representations and warranties as disclosures or characterizations of the actual state of facts regarding VWTR, Purchaser or Parent.

The Offer. The Merger Agreement provides that Purchaser must commence the Offer as promptly as practicable, and in any event within 10 Business Days, after the date of the Merger Agreement. Our obligation to accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer is subject to the satisfaction of the Minimum Tender Condition and the satisfaction or waiver by Parent or Purchaser of the other conditions, including the HSR Condition, set forth in Section 15 — “Conditions of the Offer.” We can waive certain conditions to the Offer without the consent of VWTR. We cannot, however, amend or waive other conditions, including the Minimum Tender Condition. The Merger Agreement provides that each VWTR stockholder who tenders Shares in the Offer will receive $15.75 for each Share validly tendered and not validly withdrawn, net to the seller in cash, without interest and less any applicable withholding taxes. We have agreed that, unless otherwise contemplated in the Merger Agreement or as previously approved by VWTR in writing, we will not:

•	reduce the maximum number of Shares sought to be purchased in the Offer;

•	reduce the Offer Price;

•	amend, modify, or waive the Minimum Tender Condition;

•	impose conditions or requirements to the Offer in addition to those set forth in Section 15 — “Conditions of the Offer”;

•

amend or modify any condition to the Offer in a manner that adversely affects, or that would reasonably be expected to have an adverse effect on, any holders of Shares, or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the Offer, the Merger, or the other transactions contemplated by the Merger Agreement;

•	except as otherwise provided in the Merger Agreement, terminate the Offer or accelerate, extend or otherwise change the Expiration Time;

•	change the form of consideration payable in the Offer; or

•	provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act

Extensions of the Offer. If, at the scheduled expiration of the Offer or the expiration of any extension of the Offer as described below, any condition to the Offer is not satisfied and has not been waived by Parent or us if permitted under the Merger Agreement, we will, with or without the consent of VWTR, extend the Offer on one or more occasions in consecutive increments for an additional period of up to ten Business Days per extension. In addition, if the Merger Agreement has not been terminated pursuant to its terms, we will extend the Offer for any period or periods of time required by any applicable law or any applicable rules, regulations, interpretations or positions of the SEC, its staff, or Nasdaq, and until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any other applicable foreign antitrust, competition, or similar law has expired or been terminated; provided that (i) if, on the scheduled expiration of the Offer or any extension thereof, all conditions to the Offer other than the Minimum Tender Condition have been satisfied or waived, we will only be required to extend the Offer beyond such date for one or more additional periods not to exceed an aggregate of 20 Business Days to permit the Minimum Tender Condition to be satisfied and (ii) we will not be obligated to extend the Offer beyond the Outside Date.

The Merger Agreement prohibits us from terminating the Offer prior to any scheduled Expiration Time, except if the Merger Agreement is terminated pursuant to its terms as described below under Section 13 — “The Transaction Documents — The Merger Agreement — Termination.” If the Merger Agreement is terminated pursuant to its terms as described below under Section 13 — “The Transaction Documents — The Merger Agreement — Termination,” Purchaser will, and Parent will cause Purchaser to, promptly (and, in any event, within 24 hours of such termination), irrevocably and unconditionally terminate the Offer, and Purchaser will not acquire any Shares pursuant to the Offer.

The Merger Agreement obligates Purchaser (and Parent to cause Purchaser), subject to the satisfaction of the Minimum Tender Condition and the satisfaction or waiver by Parent or Purchaser of the other conditions set forth in Section 15 — “Conditions of the Offer,” to accept for payment and pay for, at the Offer Closing Date, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

The Merger. The Merger Agreement provides that, at the Merger Effective Time, Purchaser will be merged with and into VWTR pursuant to Section 251(h) of the DGCL. Following the Merger, the separate corporate existence of Purchaser will cease, and VWTR will continue as the Surviving Corporation and a wholly owned subsidiary of Parent. The Merger will be governed by Section 251(h) of the DGCL and will be effected as soon as practicable, and no later than three Business Days, following the consummation of the Offer upon the terms and subject to the conditions set forth in the Merger Agreement.

Under the terms of the Merger Agreement, at the Merger Effective Time, each Share then outstanding immediately prior to the Merger Effective Time will be automatically converted into the right to receive the Offer Price, payable in cash, net to the holder, without interest and subject to any applicable withholding taxes (the “Merger Consideration”). Notwithstanding the foregoing, the Merger Consideration will not be payable in respect of (i) Shares owned by Parent or any direct or indirect wholly owned subsidiary of Parent (including Purchaser), (ii) Shares held in the treasury of VWTR or owned by VWTR and (iii) Dissenting Shares (as defined below). Each Share described under (i) or (ii) above will be cancelled and cease to exist, and no payment will be made with respect thereto. Subject to the terms the Merger Agreement, if at any time during the period between the date of the Merger Agreement and the Merger Effective Time, any change in the outstanding shares of capital stock of VWTR occurs (other than the issuance of additional shares of capital stock of VWTR as permitted by the Merger Agreement), including by reason of any reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange, readjustment of shares, or similar transaction, or any stock dividend or distribution paid in stock, the Offer Price and the Merger Consideration (as applicable) and any other amounts payable pursuant to the Merger Agreement shall be appropriately adjusted to reflect such change.

Shares that are outstanding immediately prior to the Merger Effective Time and held by a stockholder who is entitled to demand, and has properly exercised appraisal rights in respect of such Shares in accordance with Section 262 of the DGCL (such Shares, the “Dissenting Shares”) will not be converted into the right to receive the Merger Consideration. Rather, by virtue of the Merger, such Shares will be automatically be cancelled and no longer outstanding and will cease to exist, and the holders of such Shares will be entitled to receive payment of the appraised value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL. However, for all Dissenting Shares held by stockholders who have failed to perfect or who have otherwise waived, withdrawn or lost their rights to appraisal of such Dissenting Shares under such Section 262 of the DGCL or other applicable law, or if a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262 of the DGCL, the right of the stockholder to be paid the fair value of such Dissenting Shares will cease, such Shares will no longer be considered to be Dissenting Shares and such Shares will be deemed to have been converted into, and to have become exchangeable for, as of the Merger Effective Time, the right to receive the Merger Consideration, without interest.

Holders who tender their Shares in the Offer will not be entitled to exercise appraisal rights with respect to such Shares, but rather, subject to the conditions of the Offer, will receive the Offer Price. See Section 12 — “Purpose of the Offer; Plans for VWTR; Appraisal Rights — Appraisal Rights.”

Treatment of VWTR Stock Options. The Merger Agreement provides that at the Merger Effective Time, each VWTR Option that is outstanding and exercisable immediately prior to the Merger Effective Time will be cancelled and converted into the right to receive from Parent and the Surviving Corporation, an amount in cash, without interest, equal to the product of (i) the total number of Shares subject to such VWTR Option immediately prior to the Merger Effective Time, multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share under such VWTR Option, less any applicable withholding taxes. The Option Consideration with respect to any VWTR Option that is payable under the Merger Agreement (as described in the preceding sentence) will be paid by no later than the later of (i) ten Business Days after the Merger Effective Time or (ii) the first payroll date that is at least five Business Days after the Merger Effective Time; provided, however, that to the extent the holder of a VWTR Option did not receive such VWTR Option in the holder’s capacity as an employee of VWTR for employment tax purposes, the consideration payable pursuant to the Merger Agreement with respect to such VWTR Option will be deposited by Parent in the designated payment fund under the Merger Agreement and paid by the Depositary & Paying Agent in accordance with the Merger Agreement. If the exercise price per Share under any VWTR Option is equal to or greater than the Merger Consideration, or any VWTR Option is not exercisable immediately prior to the Effective Time, then such VWTR Option will be cancelled at the Merger Effective Time without any payment being made in respect of such VWTR Option.

Treatment of VWTR RSU Awards. The Merger Agreement provides that, at the Merger Effective Time, each VWTR RSU that is outstanding as of immediately prior to the Merger Effective Time will vest in full and become free of restrictions and will be cancelled and converted automatically into the right to receive from Parent and the Surviving Corporation, an amount in cash, without interest, equal to the Merger Consideration less any taxes required to be withheld with respect to such VWTR RSU. The RSU Consideration with respect to any VWTR RSU that is payable under the Merger Agreement (as described in the preceding sentence) will be paid but no later than the later of (i) ten Business Days after the Merger Effective Time or (ii) the first payroll date that is at least five Business Days after the Merger Effective Time, provided, however, that to the extent the holder of a VWTR RSU did not receive such VWTR RSU in the holder’s capacity as an employee of VWTR for employment tax purposes, the consideration payable pursuant to the Merger Agreement with respect to such VWTR RSU will be deposited by Parent in the designated payment fund under the Merger Agreement and paid by the Depositary & Paying Agent in accordance with the Merger Agreement.

Certificate of Incorporation, Bylaws, Directors and Officers. The initial board of directors and officers of the Surviving Corporation at and immediately following the Merger Effective Time will consist of the members of the board of directors and officers, respectively, of Purchaser immediately prior to the Merger Effective Time (except as determined by Parent or Purchaser prior to the Merger Effective Time). At the Merger Effective Time, the certificate of incorporation of the Surviving Corporation will be amended and restated in its entirety so as to read in the form set forth on Exhibit A to the Merger Agreement. The bylaws of Purchaser as in effect immediately prior to the Merger Effective Time shall be the bylaws of the Surviving Corporation, except that references to Purchaser’s name shall be replaced with references to the Surviving Corporation’s name.

Representations and Warranties. In the Merger Agreement, VWTR has made customary representations and warranties to Parent and Purchaser, including representations relating to its organization, standing and qualification, power and authority, subsidiaries, organizational documents, capitalization, waiver of the stockholder rights plan, non-contravention of organizational documents, laws or agreements, required filings and consents, board approval, permits, anti-corruption matters, compliance with applicable laws, litigation, SEC filings and compliance with the Sarbanes-Oxley Act of 2002, financial statements, accounting, securities or other related complaints, the inapplicability of state takeover laws and regulations, the absence of undisclosed liabilities, the absence of certain changes, employee benefit plans, labor and employment matters, material contracts, environmental matters, intellectual property, tax matters, insurance, real and personal property, finders’ and brokers’ fees, data protection, information technology, government contracts, affiliate transactions and information to be included in the documents relating to the Offer and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by VWTR with the SEC in connection with the Offer (together with any amendments or supplements thereto, the “Schedule 14D-9”). Parent and Purchaser have made customary representations and warranties to VWTR with respect to, among other matters, their organization and qualification, power and authority, non-contravention of organizational documents, laws or agreements, required filings and consents, litigation, ownership of Shares, sufficiency of funds to complete the Offer and the Merger, finders’ and brokers’ fees, ownership of Purchaser by Parent, information to be included in the documents relating to the Offer.

None of the representations and warranties in the Merger Agreement will survive the Merger Effective Time.

Operating Covenants. Pursuant to the Merger Agreement, from the date of the Merger Agreement until the Merger Effective Time or the termination of the Merger Agreement in accordance with the terms thereof, VWTR will (except as set forth in the Merger Agreement, as required by applicable law or reasonably required in connection with any COVID-19 measures or as consented to by Parent) (i) conduct in all material respects its business and operations in the ordinary course and (ii) use commercially reasonable efforts to preserve intact the material components of the VWTR’s current business organization, including by maintaining its relations and goodwill with all material suppliers, material customers, governmental entities and other material business relations.

The Merger Agreement also contains specific restrictive covenants, which provide that, from the date of the Merger Agreement until the earlier to occur of (i) the Merger Effective Time and (ii) the termination of the Merger Agreement in accordance with the terms thereof, subject to certain exceptions, including as permitted by the Merger Agreement, VWTR will not, and will not permit any of its subsidiaries to, do the following, without Parent’s prior consent:

•	amend or permit the adoption of any amendment to its organizational documents;

•

(i) split, combine, or reclassify any securities of VWTR or its subsidiaries, (ii) repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, any securities of VWTR or its subsidiaries (other than in connection with withholding to satisfy the exercise price or tax obligations with respect to VWTR Options or VWTR RSUs), or (iii) declare, set aside, or pay any dividend or distribution (whether in cash, stock, property, or otherwise) in respect of any shares of its capital stock (other than dividends from VWTR’s direct or indirect wholly-owned subsidiaries to VWTR or another wholly-owned subsidiary)

•

issue, deliver, sell, pledge, dispose of, or encumber any securities of VWTR or its subsidiaries, other than the issuance of Shares upon the exercise of any VWTR Options or VWTR RSUs outstanding as of the date of the Merger Agreement in accordance with its terms;

•

except as required by applicable law or by any VWTR employee plan or contract in effect as of the date of the Merger Agreement (i) increase the compensation payable or that could become payable by VWTR or any of its subsidiaries to directors, officers, or employees, other than increases in the ordinary course of business consistent with past practice in compensation made to non-officer employees earning less than $150,000 in annual compensation, (ii) promote any officers or employees, except in connection with the VWTR’s annual or quarterly compensation review cycle or as the result of the termination or resignation of any officer or employee, (iii) except as required by law or the terms of such VWTR employee plans as in effect on the date of the Merger Agreement, pay or grant any bonus or severance amounts to any directors, officers, or employees of VWTR; (iv) establish, adopt, enter into, amend, terminate, exercise any discretion under, or take any action to accelerate rights under any VWTR employee plans or any plan, agreement, program, policy, trust, fund, or other arrangement that would be a VWTR employee plan if it were in existence as of the date of the Merger Agreement, or make any contribution to any VWTR employee plan, other than contributions required by law or the terms of such VWTR employee plans as in effect on the date of the Merger Agreement; (v) hire any employee earning more than $150,000 in annual compensation or terminate any such employee other than for cause; or (vi) enter into any collective bargaining agreement;

•

directly or indirectly, acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or person or division thereof or make any loans, advances, or capital contributions to or investments in any person or entity;

•

(i) other than in the ordinary course of business consistent with past practice, transfer, license, sell, lease, or otherwise dispose of (whether by way of merger, consolidation, sale of stock or assets, or otherwise) or pledge, encumber, mortgage, or otherwise subject to any lien (other than a permitted lien under the Merger Agreement), any assets (other than certain water rights and water credits), including the capital stock or other equity interests in any subsidiary of VWTR; provided, that the foregoing shall not prohibit VWTR and its subsidiaries from transferring, selling, leasing, or disposing of obsolete equipment or assets being replaced, or granting non-exclusive licenses under VWTR intellectual property, in each case in the ordinary course of business consistent with past practice, or (ii) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization;

•

repurchase, prepay, or incur any indebtedness for borrowed money or guarantee any such indebtedness of another person or entity, issue or sell any debt securities or options, warrants, calls, or other rights to acquire any debt securities of VWTR or any of its subsidiaries, guarantee any debt securities of another person or entity, enter into any “keep well” or other contract to maintain any financial statement condition of any other person or entity (other than any wholly-owned subsidiary of VWTR) or enter into any arrangement having the economic effect of any of the foregoing, other than in connection with the financing of ordinary course trade payables consistent with past practice;

•

amend or modify in any material respect, or consent to the termination of (other than at its stated expiry date), any VWTR material contract or any lease with respect to material real estate or any other contract or lease that, if in effect as of the date of the Merger Agreement would constitute a material contract or lease with respect to material real estate under the Merger Agreement;

•	incur or commit to incur any capital expenditure or authorization or commitment with respect thereto that in the aggregate is in excess of $1,000,000;

•	enter into any new line of business outside of its existing business;

•

institute, settle, or compromise any legal action involving the payment of monetary damages by VWTR or any of its subsidiaries of any amount exceeding $500,000 in the aggregate, other than (i) any legal action brought against Parent or Purchaser arising out of a breach or alleged breach of the Merger Agreement by Parent or Purchaser, and (ii) the settlement of claims, liabilities, or obligations reserved against on VWTR’s balance sheet; provided, that neither VWTR nor any of its subsidiaries shall settle or agree to settle any legal action which settlement involves a conduct remedy or injunctive or similar relief or has a restrictive impact on the VWTR’s business;

•	make any material change in any method of financial accounting principles or practices, in each case except for any such change required by a change in GAAP or applicable law;

•

(i) make, revoke, modify or change any material election related to taxes, (ii) settle, concede or compromise any material tax claim, audit, or assessment, (iii) change or otherwise alter the fiscal year of VWTR or any of its subsidiaries, any material matter related to tax accounting, or any method of tax accounting, (iv) file or join in any tax return (other than a tax return (A) that is prepared in accordance with the past practice and custom of VWTR and (B) that is in accordance with the provisions of the Merger Agreement) that could materially increase the taxes payable by VWTR or any of its subsidiaries, (v) file any amended tax return or any amendment or other modification to any tax return or fail to pay any material tax that becomes due and payable, (vi) change the tax residency or tax classification of any of VWTR or its subsidiaries, (vii) enter into any closing agreement, surrender any right to a claim for material taxes (including, without limitation, a claim for a material tax refund, offset or other reduction in tax liability) or consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment relating to VWTR or its subsidiaries, (viii) enter into any voluntary disclosure agreement or program with any governmental entity, or (ix) make any election with respect to the foregoing;

•	enter into any material agreement, agreement in principle, letter of intent, memorandum of understanding, or similar contract with respect to any joint venture, strategic partnership, or alliance;

•	renew or enter into any non-compete, exclusivity, non-solicitation or similar agreement that would restrict or limit, in any material respect, the operations of VWTR or any of its subsidiaries;

•

except in connection with actions permitted by the Merger Agreement, take any action to exempt any person or entity from, or make any acquisition of securities of VWTR by any person or entity not subject to, any state takeover statute or similar statute or regulation that applies to VWTR with respect to a Takeover Proposal (as defined below) or otherwise, including the restrictions on “business combinations” set forth in Section 203 of the DGCL, except for Parent, Purchaser, or any of their respective subsidiaries or affiliates, or the transactions contemplated by the Merger Agreement;

•

abandon, allow to lapse, sell, assign, transfer, grant any security interest in otherwise encumber or dispose of any material VWTR intellectual property, or grant any right or license to any material VWTR intellectual property other than pursuant to non-exclusive licenses entered into in the ordinary course of business consistent with past practice;

•	terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

•

engage in any transaction with, or enter into any agreement, arrangement or understanding with, any affiliate of VWTR or other person or entity covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC;

•	(x) modify, amend, terminate, cancel or extend any material contract or (y) enter into any contract that if in effect on the date of the Merger Agreement would be a material contract;

•	adopt or implement any stockholder rights plan or similar arrangement;

•	change its fiscal year; or

•	agree or commit to take any of the actions described above.

Access to Information. From the date of the Merger Agreement until the earlier to occur of the Merger Effective Time and the termination of the Merger Agreement in accordance with the terms thereof, and except as otherwise required pursuant to applicable laws or the protection of attorney-client privilege, the Merger Agreement provides that, upon reasonable advance notice to VWTR, VWTR will, and will cause its subsidiaries to, provide to Parent’s directors, officers, employees, investment bankers, attorneys, accountants, consultants, and other agents or advisors reasonable access, at reasonable times and in a manner as shall not unreasonably interfere with the business or operations of VWTR or any of its subsidiaries, to such books, records, contracts, and other assets of VWTR and each of its subsidiaries as are reasonably requested by Parent. In addition, VWTR will, and will cause its subsidiaries to, provide to Parent such other information concerning the business, properties and personnel of VWTR and each of its subsidiaries as Parent may reasonably request from time to time.

No Solicitation. The Merger Agreement requires VWTR to (and VWTR is required to direct its directors, officers, employees, investment bankers, attorneys, accountants, consultants, and other agents or advisors to) (i) cease immediately and cause to be terminated any and all existing activities, discussions, solicitations, initiations or negotiations, if any, with any third party conducted prior to the date of the Merger Agreement with respect to any Takeover Proposal (as defined below), (ii) promptly following the date of the Merger Agreement (and in any event within three Business Days after the date of the Merger Agreement) request in writing that any such third party (or its agents or advisors) in possession of non-public information in respect of VWTR or any of its subsidiaries that was furnished by or on behalf of VWTR and its subsidiaries to promptly return or destroy (and confirm destruction of) all such information and (iii) within one Business Day after the date of the Merger Agreement, terminate access to any physical or electronic data room relating to a possible Takeover Proposal by any person or entity described in (ii) above.

In the Merger Agreement, VWTR has agreed that from the date of the Merger Agreement until the earlier of the Merger Effective Time or the termination of the Merger Agreement pursuant to its terms, it will not, and will cause its subsidiaries not to, and will direct its directors, officers and other representatives not to (and will not authorize or knowingly permit any of its or their respective representatives to), directly or indirectly:

•	solicit, endorse, encourage, initiate, facilitate or encourage the submission of any Takeover Proposal or the making of any proposal that could reasonably be expected to lead to any Takeover Proposal;

•

conduct, engage, enter into, continue or otherwise participate in any discussions or negotiations with, disclose any non-public information relating to VWTR or any of its subsidiaries to, afford access to the business, properties, assets, books, or records of VWTR or any of its subsidiaries to, or knowingly assist, participate in, facilitate, or encourage any effort by, any third party (or its potential sources of financing) that is seeking to make, or has made, any Takeover Proposal;

•

except where the VWTR Board makes a good faith determination, after consultation with its financial advisor and outside legal counsel, that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties, (A) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of VWTR or any of its subsidiaries; or (B) approve any transaction under, or any third party becoming an “interested stockholder” under, Section 203 of the DGCL; or

•

enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, or other contract relating to any Takeover Proposal (each, a “Company Acquisition Agreement”).

Notwithstanding the foregoing, if, between the date of the Merger Agreement and the Offer Closing, the VWTR Board receives an unsolicited bona fide written Takeover Proposal from any person or entity and the VWTR Board determines in good faith, after consultation with its financial advisor and outside counsel, that such Takeover Proposal constitutes or is reasonably likely to result in a Superior Proposal (as defined below), then the VWTR Board may, directly or indirectly through any representative, (i) participate in negotiations or discussions with such person or entity, (ii) thereafter furnish, pursuant to an Acceptable Confidentiality Agreement (as defined below), information (including non-public information) regarding VWTR and its subsidiaries to the person or entity who has made such Takeover Proposal; provided that VWTR must provide to Parent any such information concerning VWTR or its subsidiaries that was not previously provided to Parent or its representatives within 48 hours following the time it is provided to such person or entity, but only if and to the extent that in connection with the foregoing clauses (i) and (ii), (1) such Takeover Proposal did not result from a breach of the non-solicitation obligations set forth in the Merger Agreement, and (2) prior to furnishing such information or participation in such discussions, VWTR provides Parent with (x) written notice of the identity of such person or entity and VWTR’s intention to furnish such information or enter into such discussions, and (y) a non-redacted true and complete copy of the confidentiality agreement entered into with such person or entity within 48 hours of the execution thereof; (iii) following receipt of and on account of a Superior Proposal, make a Company Adverse Recommendation Change (as defined below); and/or (iv) take any action that any court of competent jurisdiction orders VWTR to take (which order remains unstayed), but in each case referred to in the foregoing clauses (i) through (iv), only if the VWTR Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with its fiduciary duties under applicable law

In addition, VWTR shall promptly (and in any event within 48 hours of certain of its representatives learning of the relevant information) notify Parent in writing of the receipt by VWTR (or any of its representatives) of any Takeover Proposal (or any inquiry that could reasonably be expected to lead to a Takeover Proposal or inquiry), including the identity of the third party making, and details of the material terms and conditions of, such Takeover Proposal or inquiry as well as any proposed financing and any changes or material updates to such Takeover Proposal, and attach to such notice a copy of any such written Takeover Proposal. In addition, VWTR shall keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Takeover Proposal or any such inquiry proposal or offer on a reasonably prompt basis and reasonably inform Parent of the status (including by notifying Parent in writing of any material change to the terms thereof within 48 hours of receipt thereof by the VWTR) of any Takeover Proposal or any such inquiry, proposal, or offer, including any material amendments or proposed amendments as to price, proposed financing, and other material terms thereof.

Except as permitted by the Merger Agreement, the VWTR Board shall not effect a Company Adverse Recommendation Change or enter into (or permit any subsidiary to enter into) a Company Acquisition Agreement. Notwithstanding the foregoing, at any time prior to the Offer Closing, the VWTR Board may effect a Company Adverse Recommendation Change or enter into (or permit any subsidiary to enter into) a Company Acquisition Agreement that did not result from a breach of the Merger Agreement, if: (i) the VWTR promptly notifies Parent, in writing, at least four Business Days (the “Superior Proposal Notice Period”) before making a Company Adverse Recommendation Change or entering into (or causing a subsidiary to enter into) a Company Acquisition Agreement, of its intention to take such action with respect to a Superior Proposal (a “Notice of Superior Proposal”), which notice shall state expressly that the VWTR has received a Takeover Proposal that the VWTR Board intends to declare a Superior Proposal and that the VWTR Board intends to effect a Company Adverse Recommendation Change and/or VWTR intends to enter into a Company Acquisition Agreement; (ii) VWTR specifies the identity of the party making the Superior Proposal and the material terms and conditions thereof in such notice, to the extent provided by the relevant party in connection with the Superior Proposal and attaches, to the extent applicable, an unredacted true and complete copy of the most current form or draft of any written agreement providing for the transaction contemplated by such Superior Proposal; (iii) VWTR and its representatives during the Superior Proposal Notice Period, negotiate with Parent in good faith to make such adjustments in the terms and conditions of the Merger Agreement so that such Takeover Proposal ceases to constitute a Superior Proposal, if Parent, in its discretion, proposes to make such adjustments (it being agreed that any amendment or modification to the financial terms or any other material term of such Superior Proposal shall require a new Notice of Superior Proposal with a new two Business Day notice period following Parent’s receipt of such Notice of Superior Proposal (it being understood that there may be multiple extensions)); and (iv) the VWTR Board determines in good faith, after consulting with its financial advisors and outside legal counsel, that such Takeover Proposal continues to constitute a Superior Proposal (after taking into account any adjustments made by Parent during the Superior Proposal Notice Period in the terms and conditions of the Merger Agreement) and that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law.

The Merger Agreement also provides that nothing contained therein shall prevent VWTR from disclosing to the holders of Shares a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act with regard to a Takeover Proposal if the VWTR Board determines in good faith (after consultation with its outside legal counsel) that failure to make such disclosure would be inconsistent with the VWTR Board’s fiduciary duties under applicable law; provided that any such disclosure, other than a “stop, look and listen” communication of the type contemplated by Section 14d-9(f) of the Exchange Act, shall be deemed to be a Company Adverse Recommendation Change unless the VWTR Board expressly publicly reaffirms the VWTR Board Recommendation in such communication; and provided further that the foregoing shall not be deemed to permit the VWTR Board or any committee thereof to make a Company Adverse Recommendation Change except as expressly permitted by the Merger Agreement.

“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement that contains confidentiality and standstill provisions that are not materially less restrictive in the aggregate to any third party than those contained in the Confidentiality Agreement described below in this Section 13 — “The Transaction Documents — The Confidentiality Agreement”.

“Company Adverse Recommendation Change” means any of the following actions taken by the VWTR Board: (a) withdrawing, amending, modifying, or qualifying, in any manner adverse to Parent or Purchaser, the VWTR Board Recommendation; (b) failing to include the VWTR Board Recommendation in the Schedule 14D-9; (c) recommending or otherwise declaring advisable the approval by VWTR stockholders of any Takeover Proposal; (d) failing to recommend against acceptance of any tender offer or exchange offer for the Shares within five Business Days after the commencement of such offer; (e) failing to reaffirm (publicly, if so requested by Parent) the VWTR Board Recommendation within five Business Days after the date any Takeover Proposal (or material modification thereto) is first publicly disclosed by VWTR or the person or entity making such Takeover Proposal; or (f) resolving, agreeing or proposing to take any of the foregoing actions.

“Superior Proposal” means an unsolicited bona fide written Takeover Proposal (except that, for purposes of this definition, each reference in the definition of “Takeover Proposal” to “20% or more” shall be “more than 50%”) that the VWTR Board determines in good faith is more favorable to the holders of Shares than the transactions contemplated by the Merger Agreement and reasonably likely of being completed on the terms proposed on a timely basis, taking into account: (a) all financial considerations; (b) the identity of the third party making such Takeover Proposal; (c) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Takeover Proposal; (d) the other terms and conditions of such Takeover Proposal and the implications thereof on VWTR, including relevant legal, regulatory, and other aspects of such Takeover Proposal deemed relevant by the VWTR Board (including any conditions relating to financing, shareholder approval, regulatory approvals, or other events or circumstances beyond the control of the party invoking the condition); and (e) any revisions to the terms of the Merger Agreement and the Merger proposed by Parent during the Superior Proposal Notice Period.

“Takeover Proposal” means, an inquiry, proposal, or offer from, or indication of interest in making a proposal or offer by, any person or group (other than Parent and its subsidiaries, including Purchaser), relating to any transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement), involving any: (a) direct or indirect acquisition of assets of VWTR or its subsidiaries (including any voting equity interests of its subsidiaries, but excluding sales of assets in the ordinary course of business consistent with past practice) equal to 20% or more of the fair market value of VWTR and its subsidiaries’ consolidated assets or to which 20% or more of VWTR’s and its subsidiaries’ net revenues or net income on a consolidated basis are attributable; (b) direct or indirect acquisition of 20% or more of the voting equity interests of VWTR or any of its subsidiaries whose business constitutes 20% or more of the consolidated net revenues, net income, or assets of VWTR and its subsidiaries, taken as a whole; (c) tender offer or exchange offer that if consummated would result in any person or group (as defined in Section 13(d) of the Exchange Act) beneficially owning (within the meaning of Section 13(d) of the Exchange Act) 20% or more of the voting power of VWTR; (d) merger, consolidation, other business combination, or similar transaction involving VWTR or any of its subsidiaries, pursuant to which such person or group (as defined in Section 13(d) of the Exchange Act) would own 20% or more of the consolidated net revenues, net income, or assets of VWTR, and its subsidiaries, taken as a whole; (e) liquidation, dissolution (or the adoption of a plan of liquidation or dissolution), or recapitalization or other significant corporate reorganization of VWTR or one or more of its subsidiaries which, individually or in the aggregate, generate or constitute 20% or more of the consolidated net revenues, net income, or assets of VWTR and its subsidiaries, taken as a whole; or (f) any combination of the foregoing.

Intervening Event. The Merger Agreement provides that in response to an Intervening Event that has occurred after the date of Merger Agreement but prior to the Offer Closing, the VWTR Board may effect a Company Adverse Recommendation Change if: (i) prior to effecting the Company Adverse Recommendation Change, VWTR promptly notifies Parent, in writing, at least four Business Days (the “Intervening Event Notice Period”) before taking such action of its intent to consider such action (a “Notice of Intervening Event”) (which notice shall not, by itself, constitute a Company Adverse Recommendation Change), and which notice shall include a reasonably detailed description of the underlying facts giving rise to, and the reasons for taking, such action; (ii) VWTR shall, and shall cause its representatives to, during the Intervening Event Notice Period, negotiate with Parent in good faith to make such adjustments in the terms and conditions of the Merger Agreement so that the underlying facts giving rise to, and the reasons for taking such action, cease to constitute an Intervening Event, if Parent, in its discretion, proposes to make such adjustments (it being understood and agreed that the occurrence of a material modification to such Intervening Event shall require a new Notice of Intervening Event with a new two Business Day notice period following Parent’s receipt of such Notice of Intervening Event (it being understood that there may be multiple extensions)); and (iii) the VWTR Board determines in good faith, after consulting with its financial advisors and outside legal counsel, that the failure to effect such Company Adverse Recommendation Change, after taking into account any adjustments made by Parent during the Intervening Event Notice Period, would reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

“Intervening Event” means a with respect to VWTR any material event, circumstance, change, effect, development, or condition first occurring or arising after the date of the Merger Agreement that (i) was not known to, nor reasonably foreseeable by, any member of the VWTR Board, as of the date of the Merger Agreement and (ii) does not relate to: (a) an effect resulting from the public announcement of the Merger Agreement; (b) any actions taken pursuant to the Merger Agreement; (c) the receipt, existence, or terms of a Takeover Proposal or any matter relating thereto or consequence thereof; or (d) any change in the price, or change in trading volume, of VWTR common stock (provided, however, that in the case of clause (d) the underlying causes giving rise to or contributing to such change may constitute or be taken into account in determining whether an Intervening Event has occurred).

Offer Documents. Subject to the terms and conditions of the Merger Agreement, Parent and Purchaser, on the one hand, and VWTR, on the other hand, will promptly correct any information provided by it for use in the Schedule TO and the documents attached as exhibits thereto including this Offer to Purchase, the form of Letter of Transmittal (collectively, together with all amendments and supplements thereto, the “Offer Documents”) or the Schedule 14D-9, if and to the extent that it becomes false or misleading in any material respect or as otherwise required by applicable law. Parent and Purchaser have agreed to take all steps necessary to cause the Offer Documents, as so corrected, and VWTR has also agreed to take all steps necessary to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by the Exchange Act. Parent and Purchaser, on the one hand, and VWTR, on the other hand, have also agreed to give the other party a reasonable opportunity to review and comment on the Offer Documents or the Schedule 14D-9, as applicable.

Consents and Approvals. VWTR, Purchaser and Parent have agreed in the Merger Agreement to do, and to reasonably assist and cooperate with the other parties in doing, all things necessary, proper, or advisable to consummate and make effective, and to satisfy all conditions to, as promptly as reasonably practicable (and in any event no later than the Outside Date), the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, including: (i) the obtaining of all necessary permits, waivers, and actions or nonactions from governmental entities and the making of all necessary registrations, filings, and notifications (including filings with governmental entities) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entities; (ii) the obtaining of any consents under material contracts of VWTR (other than material contracts related to indebtedness), that are reasonably necessary to consummate the Offer and the Merger, in each case, to the extent requested by Parent; and (iii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement. In addition, each party will, subject to applicable law, supply the other with any information that may be reasonably required in order to effectuate the taking of such actions, and inform the other party or parties hereto, as the case may be, of any communication from any governmental entity regarding any of the transactions contemplated by the Merger Agreement. Parent will take all action necessary to cause Purchaser to perform its obligations described above.

The Merger Agreement also provides that if VWTR, on the one hand, or Parent or Purchaser, on the other hand, receives a request for additional information or documentary material from any governmental entity with respect to the transactions contemplated by the Merger Agreement, then it shall use reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request, and, if permitted by applicable law and by any applicable governmental entity, provide the other party’s counsel with advance notice and the opportunity to attend and participate in any meeting with any governmental entity in respect of any filing made thereto in connection with the transactions contemplated by the Merger Agreement. Neither Parent nor VWTR shall commit to or agree (or permit any of their respective subsidiaries to commit to or agree) with any governmental entity to stay, toll, or extend any applicable waiting period under the HSR Act or other applicable antitrust laws, to withdraw its notification required under the HSR Act or other applicable antitrust laws, or to make any other concession, waiver or amendment under any contract in connection with the foregoing, in each case, without the prior written consent of the other (such consent not to be unreasonably withheld, conditioned, or delayed).

Furthermore, the parties shall (i) provide or cause to be provided as promptly as reasonably practicable to governmental entities with jurisdiction over any laws that are designed or intended to prohibit, restrict, or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or creation or strengthening of a dominant position through merger or acquisition (the “Antitrust Laws”, and each such governmental entity, a “Governmental Antitrust Authority”) information and documents requested by such governmental entity as necessary, proper, or advisable to permit consummation of the transactions contemplated by the Merger Agreement, including preparing and filing any notification and report form and related material required under the HSR Act and any additional consents and filings under any other Antitrust Laws as promptly as practicable following the date of the Merger Agreement (provided, that in the case of the filing under the HSR Act, such filing shall be made within ten Business Days of the date of the Merger Agreement) and thereafter to respond as promptly as practicable to any request for additional information or documentary material that may be made under the HSR Act or any other applicable Antitrust Laws; and (ii) subject to the terms set forth in the Merger Agreement and use their reasonable best efforts to take such actions as are necessary or advisable to obtain prompt approval of the consummation of the transactions contemplated by the Merger Agreement by any governmental entity or expiration or termination of applicable waiting periods.

The Merger Agreement provides that notwithstanding anything else therein, none of Parent, Purchaser or any of their respective subsidiaries shall be required to (and VWTR may not, without first obtaining Parent’s prior written consent) become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement, or order to: (i) sell, license, assign, transfer, divest, hold separate, or otherwise dispose of any assets, business, or portion of business of VWTR, the Surviving Corporation, Parent, Purchaser, or any of their respective subsidiaries; (ii) conduct, restrict, operate, invest, or otherwise change the assets, business, or portion of business of VWTR, the Surviving Corporation, Parent, Purchaser, or any of their respective subsidiaries in any manner; or (iii) impose any restriction, requirement, or limitation on the operation of the business or portion of the business of VWTR, the Surviving Corporation, Parent, Purchaser, or any of their respective subsidiaries, except, in each case, for such action that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined below) or that would not reasonably be expected to materially and adversely impair the benefits of the Offer and Merger to Parent and its subsidiaries, taken as a whole; provided, that if requested by Parent, VWTR will become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement, or order so long as such requirement, condition, limitation, understanding, agreement, or order is only binding on VWTR in the event the Merger closing occurs.

Employee Benefit Matters. Pursuant to the Merger Agreement, for a period of 12 months after the Merger Effective Time (or until the earlier termination of an employee’s employment with Parent and its subsidiaries), and to the extent consistent with the terms of the governing plan documents, Parent must cause the Surviving Corporation and each of its subsidiaries to provide each employee of VWTR and its subsidiaries who remain employed immediately after the Merger Effective Time (each, a “Continuing Employee”) with annual base salaries or wage levels, annual target bonus opportunities (excluding equity-based compensation), and employee benefits (excluding any retiree health, defined benefit retirement and deferred compensation benefits) that are, in the aggregate, no less favorable than the annual base salaries or wage levels, annual target bonus opportunities (excluding equity-based compensation), and employee benefits (excluding any retiree health, defined benefit retirement and deferred compensation benefits) provided by VWTR and its subsidiaries on the date of the Merger Agreement.

Subject to the terms of the governing plan documents, Parent will provide each Continuing Employee with service credit for purposes of eligibility to participate and vesting for full or partial years of service in any “employee benefit plan” (as defined in Section 3(3) of ERISA) maintained by Parent or any of its subsidiaries and in which any Continuing Employee will participate, excluding any retiree health plans or programs, defined benefit retirement plans or programs, and equity compensation arrangements maintained by Parent or any of its subsidiaries; provided, that such service will not be credited to the extent that: (i) such crediting would result in a duplication of benefits; or (ii) such service was not credited under the corresponding VWTR employee plan. Without limiting the foregoing, to the extent that any Continuing Employee participates in any medical, dental, vision or pharmaceutical plan of Parent or any of its affiliates following the Merger Effective Time and prior to December 31, 2022, (A) Parent will use commercially reasonable efforts to cause any pre-existing conditions or limitations, eligibility waiting periods or required physical examinations under such plan to be waived with respect to the Continuing Employees and their eligible dependents, to the extent waived under the corresponding plan in which the Continuing Employee participated immediately prior to the Merger Effective Time, and (B) Parent will use commercially reasonable efforts to cause any deductibles paid by Continuing Employee under any of VWTR or its subsidiaries’ health plans in the plan year in which the Merger Effective Time occurs to be credited towards deductibles under the health plans of Parent or any affiliate of Parent.

The Merger Agreement also provides that unless otherwise requested by Parent no later than three Business Days prior to the date on which the closing of the Merger occurs (the “Merger Closing Date”), VWTR will (or will cause the applicable plan sponsor to), at least one Business Day prior to the Merger Closing Date, (i) cease contributions to, and adopt written resolutions (or take other necessary and appropriate action(s)) to terminate, the PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust and any other VWTR employee plan that is intended to qualify under Section 401(a) of the Code with a cash or deferred arrangement as described in Section 401(k) of the Code (collectively, the “401(k) Plans”) in compliance with its terms and the requirements of applicable laws, (ii) make all employee and employer contributions to the 401(k) Plans on behalf of Continuing Employees for all periods of service prior to the Merger Effective Time, including such contributions that would have been made on behalf of the Continuing Employees had the transactions contemplated by the Merger Agreement not occurred (regardless of any service or end-of-year employment requirements) but prorated for the portion of the plan year that ends on the Business Day preceding the Merger Closing Date, and (iii) one hundred percent (100%) vest all participants under the 401(k) Plans, such termination, contributions and vesting to be effective no later than the Business Day preceding the Merger Closing Date.

The Merger Agreement, will not be deemed to (i) establish, amend, or modify any benefit plan, program, agreement, or arrangement; (ii) alter or limit the ability of the Surviving Corporation, Parent, or any of their respective affiliates to amend, modify, or terminate any benefit plan, program, agreement, or arrangement at any time assumed, established, sponsored, or maintained by any of them; (iii) prevent the Surviving Corporation, Parent, or any of their respective affiliates from terminating the employment of any Continuing Employee following the Merger Effective Time or (iv) create any right in any VWTR employee or any other person to any continued employment with the Surviving Corporation, Parent, or any of their respective subsidiaries or compensation or benefits of any nature or kind whatsoever, or otherwise alter any existing at-will employment relationship between any Company Employee and the Surviving Corporation.

Indemnification and Insurance. The Merger Agreement provides that all rights to indemnification, advancement of expenses and exculpation by VWTR now existing in favor of each Indemnified Person (as defined below) as provided in the organization documents of VWTR, in each case, as in effect on the date of Merger Agreement, or pursuant to any other contracts in effect on the date of the Merger Agreement and disclosed to Parent thereunder, will be assumed by the Surviving Corporation in the Merger, without further action, at the Merger Effective Time and will survive the Merger and will remain in full force and effect in accordance with their terms. In addition, for a period of six years from the Merger Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, maintain in effect the exculpation, indemnification, and advancement of expenses equivalent to the provisions of the organizational documents of VWTR as in effect immediately prior to the Merger Effective Time with respect to acts or omissions by each person who is now or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Merger Effective Time an officer, director or employee of VWTR or its subsidiaries (the “Indemnified Persons”) and will not amend, repeal, or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Indemnified Person; provided that all rights to indemnification in respect of any claim made for indemnification within such period will continue until the disposition of such action or resolution of such claim.

The Merger Agreement further provides that the Surviving Corporation will, and Parent will cause the Surviving Corporation to obtain as of the Merger Effective Time insurance policies with a claims period of six years from the Merger Effective Time with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the Indemnified Persons, in each case with respect to claims arising out of or relating to events which occurred before or at the Merger Effective Time (including in connection with the transactions contemplated by the Merger Agreement); provided, however, that in no event will the Surviving Corporation be required to expend an annual premium for such coverage in excess of 300% of the last annual premium paid by VWTR or any of its subsidiaries for such insurance prior to the date of the Merger Agreement, which amount VWTR has disclosed to Parent (the “Maximum Premium”). If such insurance coverage cannot be obtained at an annual premium equal to or less than the Maximum Premium, the Surviving Corporation will obtain, and Parent will cause the Surviving Corporation to obtain, the greatest coverage available for a cost not exceeding an annual premium equal to the Maximum Premium.

The Merger Agreement also provides that if Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person or entity and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person or entity, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations described above.

Conditions of the Offer. See Section 15 — “Conditions of the Offer.”

Conditions to the Merger. The obligations of each party to the Merger Agreement to consummate the Merger are subject to the satisfaction of the following conditions at or prior to the Merger Effective Time:

•

No governmental entity having jurisdiction over any party to the Merger Agreement shall have enacted, issued, promulgated, enforced, or entered any laws or orders, whether temporary, preliminary, or permanent, that make illegal, enjoin, or otherwise prohibit consummation of the Merger or the other transactions contemplated by the Merger Agreement; and

•

Purchaser has irrevocably accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer (including pursuant to any “subsequent offering period” provided by Purchaser pursuant to the Merger Agreement).

Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Offer Closing (except to the extent expressly provided below):

(i)    by mutual written consent of Parent, Purchaser and VWTR (with any termination by Parent also being an effective termination by Purchaser);

(ii)    by either VWTR or Parent, if:

a.	the Offer Closing has not occurred on or before August 18, 2022 (the “Initial Outside Date”, and, as such time and date as it may be extended pursuant to this Merger

Agreement, the “Outside Date”), or the Offer is terminated or withdrawn in accordance with the Merger Agreement without any Shares being purchased, in each case, subject to the following qualifications:

(1)

if on such date, the HSR Condition shall not have been satisfied or waived, but all other conditions to the Offer have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing date of the Merger Agreement, provided that such conditions are capable of being satisfied), then either Parent or VWTR may, by written notice to the other prior to the Initial Outside Date, extend the Outside Date by 135 days immediately following the Initial Outside Date; provided, further, that in no event shall the Outside Date be later than December 31, 2022 (and in the event of such extension, all references to the Outside Date shall be deemed to be references to such same date); and

(2)

such right to terminate the Merger Agreement shall not be available to any party: (i) if the Offer Closing shall have occurred, or (ii) whose material breach of any representation, warranty, covenant, or agreement set forth in the Merger Agreement has been the principal cause of, or primarily resulted in, the failure of the Offer Closing to have occurred on or before the Outside Date.

b.

a governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any law or order making illegal, permanently enjoining, or otherwise permanently prohibiting: (i) prior to the Offer Closing, the consummation of the Offer, or (ii) prior to the closing of the Merger, the Merger or the other transactions contemplated by the Merger Agreement, and such law or order shall have become final and nonappealable;

(iii)    by Parent if:

a.

prior to the Offer Closing, (i) the VWTR Board or any committee thereof made a Company Adverse Recommendation Change; (ii) the VWTR Board has caused or permitted VWTR to enter into a Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement) with respect to a Superior Proposal or VWTR enters into a Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement), or (iii) VWTR shall have failed to include the VWTR Board Recommendation in the Schedule 14D-9 or to permit Parent to include the VWTR Board Recommendation in the Offer Documents (it being agreed that the delivery of a Notice of Superior Proposal and any amendment or update to such notice and the determination to so deliver such notice, update or amendment and public disclosure with respect thereto shall not, by itself, give rise to a right for Parent to terminate the Merger Agreement);

b.

prior to the Offer Closing, VWTR shall have breached or failed to perform any of its representations, warranties, covenants, or other agreements set forth in the Merger Agreement, which breach or failure to perform would give rise to the failure of a condition described in paragraphs “(iv)(a)” or “(iv)(b)” of Section 15 – “Conditions of the Offer”; provided, that if such breach or failure is capable of being cured prior to the earlier of (i) the Outside Date and (ii) the date that is 30 Business Days from the date VWTR is notified in writing by Parent of such breach or failure, Parent may not terminate the Merger Agreement as described in this paragraph (b) (x) prior to such earlier date if VWTR is taking reasonable efforts to cure such breach or failure or (y) following such earlier date if such breach or failure is cured at or prior to such earlier date; provided, further, that Parent will not have the right to terminate the Merger Agreement pursuant to this paragraph (b) if Parent or Purchaser is then in material breach of any representation, warranty, covenant, or obligation hereunder, which breach has not been cured.

(iv)    by VWTR:

a.

if, prior to the Offer Closing, the VWTR Board authorizes VWTR, to the extent permitted by and subject to full compliance with the applicable terms and conditions of the Merger Agreement, including the conditions described in Section 13 – “The Transaction Documents – The Merger Agreement – No Solicitation,” to enter into a Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement) in respect of a Superior Proposal; provided, that the VWTR shall have paid any amounts due pursuant to Section 8.06(b) of the Merger Agreement in accordance with the terms, and at the times, specified therein (as described in under the Subsection titled “— Termination Fee” below); and provided further, that in the event of such termination, VWTR substantially concurrently enters into such Company Acquisition Agreement;

b.

if, prior to the Offer Closing, Parent or Purchaser shall have breached or failed to perform any of its representations, warranties, covenants, or other agreements set forth in the Merger Agreement; provided, that if such breach or failure is capable of being cured prior to the earlier of (i) the Outside Date and (ii) the date that is 30 Business Days from the date Parent is notified in writing by VWTR of such breach or failure, VWTR may not terminate the Merger Agreement as described in the paragraph (x) prior to such earlier date if Parent is taking reasonable efforts to cure such breach or failure or (y) following such date if such breach or failure is cured at or prior to such date; provided, further, that VWTR shall not have the right to terminate the Merger Agreement as described in this paragraph (b) if VWTR is then in material breach of any representation, warranty, covenant, or obligation hereunder, which breach has not been cured; or

c.

in the event that (A) Purchaser shall have failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within 20 Business Days following the date of the Merger Agreement or (B) Purchaser shall have failed to purchase all Shares validly tendered (and not validly withdrawn) when required to do so in accordance with the terms of the Merger Agreement; provided, however, that the VWTR shall not be permitted to terminate the Merger Agreement as described in this paragraph (c) in the event that Purchaser’s failure to commence the Offer is primarily due to the VWTR’s material breach of the Merger Agreement

Termination Fee. In the event that any one of the following events occurs:

(i)    the Merger Agreement is terminated by VWTR in accordance with clause (iv)(a) of the Subsection titled “— Termination” above;

(ii)    the Merger Agreement is terminated by Parent in accordance with (A) clause (iii)(a) of the Subsection titled “— Termination” above or (B) clause (iii)(b) of the Subsection titled “— Termination” above in connection with a breach by VWTR of any of its non-solicitation covenants under the Merger Agreement;

(iii)    (1) the Merger Agreement is terminated pursuant to clauses (ii)(a) of the Subsection titled “— Termination” above or by Parent pursuant to clause (iii)(b) of the Subsection titled “— Termination” above, (2) after the date of the Merger Agreement and prior to such termination, any person or entity shall have publicly disclosed a bona fide Takeover Proposal or any bona fide Takeover Proposal shall have been communicated to the senior management of VWTR or the VWTR Board and (3) within 12 months of such termination, VWTR shall have entered into a Company Acquisition Agreement with respect to, or shall have consummated a transaction with respect to, a Takeover Proposal (provided, that for purposes of this clause (iii)(3), the references to “20%” in the definition of “Takeover Proposal” shall be deemed to be references to “50%”);

then, in any such event under this Subsection titled “— Termination Fee” VWTR shall pay, or shall cause to be paid, to Parent a termination fee in the amount of $10,895,598.37 (the “Termination Fee”) by wire transfer of same day funds to an account designed in writing by Parent (A) in the case of clause (i) of this Subsection titled “— Termination Fee,” substantially concurrently with (and as a condition to) the termination of the Merger Agreement (it being agreed that if such termination occurs on a day that is not a Business Day, “substantially concurrently” shall mean no later than on the next Business Day), (B) in the case of clause (ii) of this Subsection titled “— Termination Fee,” within two Business Days after such termination or (C) in the case of clause (iii) of this Subsection titled “— Termination Fee,” within two Business Days after the execution of a Company Acquisition Agreement in respect of an Takeover Proposal referred to in clause (iii)(3), above. In no event will VWTR be required to pay the Termination Fee on more than one occasion.

Fees and Expenses. Parent will be responsible for all filing fees incurred in connection with the HSR Act or any other Antitrust Law in connection with the consummation of the transactions contemplated by the Merger Agreement. Except as specifically provided for in the Merger Agreement, all expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be borne by the party incurring such expenses.

Amendment and Waiver. Subject to applicable law and except as otherwise provided in the Merger Agreement, the Merger Agreement may be amended or supplemented in any and all respects by action taken or authorized by the parties’ respective boards of directors, whether before or after the Offer Closing, by written agreement signed by each of the parties thereto; provided, however, that following the Offer Closing, no amendment shall be made which decreases the Merger Consideration. In addition, Parent or Purchaser, on the one hand, or VWTR, on the other hand, may, at any time prior to the Merger Effective Time: (a) extend the time for the performance of any of the obligations of the other party or party(ies) to the Merger Agreement; (b) waive any inaccuracies in the representations and warranties of the other party(ies) contained in Merger Agreement or in any document delivered thereunder; or (c) subject to the proviso in the first sentence of this paragraph and unless prohibited by applicable law, waive compliance with any of the covenants, agreements, or conditions contained in the Merger Agreement. Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under the Merger Agreement or otherwise will not constitute a waiver of such rights.

The Confidentiality Agreement.

On December 16, 2021, Parent and VWTR entered into the Confidentiality Agreement in connection with Parent’s consideration of a possible transaction with or involving VWTR. Under the Confidentiality Agreement, Parent and VWTR agreed that each may disclose its non-public information to the other party solely for the purpose of exploring a potential negotiated transaction between them. VWTR and Parent agreed not to use the confidential information disclosed to them by the other party for its own use or for any purpose except to consider, evaluate, and negotiate a potential transaction.

The parties further agreed to not share the information obtained pursuant to the Confidentiality Agreement with third parties, except with their representatives and as required by law. Pursuant to the Confidentiality Agreement, Parent and VWTR will be liable for any breach of the Confidentiality Agreement by their respective representatives and must take all action necessary to restrain its representatives from making any unauthorized use or disclosure of any of the other party’s confidential information.

Parent also agreed to a customary standstill provision, prohibiting it from taking certain actions with regard to VWTR upon receipt of confidential information, including the making of any public offer or proposal for the acquisition of VWTR’s voting securities and soliciting any proxies with respect to the voting of VWTR’s shares. In addition, each party agreed to refrain from soliciting for hire certain employees of the other party.

The foregoing summary description of the Confidentiality Agreement does not purport to be a complete description of the terms and conditions of the Confidentiality Agreement and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is attached as an exhibit to the Schedule TO.

14.	Dividends and Distributions.

As discussed in Section 13 — “The Transaction Documents — The Merger Agreement — Operating Covenants,” pursuant to the Merger Agreement, from the date of the Merger Agreement until the Merger Effective Time, VWTR has agreed that it will not (i) split, combine, or reclassify any securities of VWTR or its subsidiaries, (ii) repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, any securities of VWTR or its subsidiaries (other than in connection with withholding to satisfy the exercise price or tax obligations with respect to VWTR Options or VWTR RSUs), (iii) declare, set aside, or pay any dividend or distribution (whether in cash, stock, property, or otherwise) in respect of any shares of its capital stock (other than dividends from VWTR’s direct or indirect wholly-owned subsidiaries to VWTR or another wholly-owned subsidiary) or (iv) issue, deliver, sell, pledge, dispose of, or encumber any securities of VWTR or its subsidiaries, other than the issuance of Shares upon the exercise of any VWTR Options or VWTR RSUs outstanding as of the date of the Merger Agreement in accordance with their respective terms.

15.	Conditions of the Offer.

Pursuant to the Merger Agreement, Purchaser is not required to accept for payment or pay for any Shares if immediately prior to the expiration of the Offer, any of the following conditions have not been satisfied or waived:

(i)    the Minimum Tender Condition is satisfied;

(ii)    no governmental entity having jurisdiction over any party to the Merger Agreement has enacted, issued, promulgated, enforced, or entered any laws or orders, whether temporary, preliminary, or permanent, that make illegal, enjoin, or otherwise prohibit consummation of the Offer, the Merger, or any of the other transactions contemplated by the Merger Agreement; provided, however, that Parent and Purchaser shall not be permitted to invoke this clause (ii) unless they shall have taken all actions (if any) required under the Merger Agreement to avoid any such order or have any such order lifted;

(iii)    the waiting period (and any extension thereof) applicable to the consummation of the Offer, the Merger, and the other transactions contemplated under the Agreement under the HSR Act has expired or been terminated;

(iv)    any of the following conditions exist:

a. (1)

the representations and warranties of VWTR as described in Article IV of the Agreement (other than in Section 4.01(a), (Organization; Standing and Power), Section 4.02 (Capital Structure), Section 4.03(a) (Authority), Section 4.03(b)(i) (non-contravention with VWTR’s and its subsidiaries’ organizational documents), Section 4.03(d) (Board Approval), Section 4.05(a) (Absence of Certain Changes and Events – Company Material Adverse Effect), and Section 4.10 of the Merger Agreement (Brokers’ and Finders’ Fees)) shall be true and correct in all respects (without giving effect to any limitation indicated by the words “Company Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” or “materially”) when made and as of immediately prior to the Expiration Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(2)

the representations and warranties of VWTR contained in Section 4.02 of the Merger Agreement (Capital Structure) shall be true and correct (other than de minimis inaccuracies) when made and as of immediately prior to the Expiration Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all material respects as of that date); and;

(3)

the representations and warranties of VWTR contained in Section 4.01(a) (Organization; Standing and Power), Section 4.03(a) (Authority), Section 4.03(b)(i) (concerning non-contravention with VWTR’s and its subsidiaries’ organizational documents), Section 4.03(d) (Board Approval), Section 4.05(a) (Absence of Certain Changes and Events – Company Material Adverse Effect), and Section 4.10 of the Merger Agreement (Brokers’ and Finders’ Fees) shall be true and correct in all material respects when made and as of immediately prior to the Expiration Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all material respects as of that date).

b.

VWTR shall have performed or complied in all material respects with all of its covenants, agreements, and other obligations to be performed or complied with pursuant to the Merger Agreement on or prior to the Offer Closing;

c.	since the date of the Merger Agreement, a Company Material Adverse Effect shall not have occurred;

d.	the Merger Agreement shall not have been terminated in accordance with its terms; or

e.

VWTR shall have furnished Parent with a certificate, executed by VWTR’s chief executive officer or chief financial officer, to the effect that the conditions set forth in paragraphs (a), (b), and (c) above have been satisfied.

For purposes of the Merger Agreement, “Company Material Adverse Effect” means any event, circumstance, development, occurrence, fact, condition, effect, or change (each, an “Effect”) that: (a) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, results of operations, condition (financial or otherwise), or assets of the VWTR and its subsidiaries, taken as a whole; or; or (b) would reasonably be excepted to prevent, materially delay, or materially impair the ability of VWTR to consummate the transactions contemplated by the Merger Agreement by the Outside Date; provided, however, that, a Company Material Adverse Effect shall not be deemed to include any Effect (alone or in combination) arising out of, relating to, or resulting from:

(i)	changes generally affecting the economy, financial or securities markets, or political, regulatory, or legislative conditions;

(ii)	general conditions in the industry in which VWTR and its subsidiaries operate;

(iii)	fluctuations in the value of any currency exchange, interest or inflation rates or tariffs;

(iv)	any changes (or proposed changes) in applicable law or GAAP or other applicable accounting standards after the date of the Merger Agreement, including interpretations thereof;

(v)

acts of terrorism, cyberterrorism (whether or not or sponsored by a governmental entity), outbreaks of hostilities, acts of war, trade wars, national or international calamity or any other similar event (or the escalation of any of the foregoing);

(vi)

natural disasters, force majeure events, weather conditions, epidemics, pandemics (including the COVID-19 virus), disease outbreaks, public health emergencies (or the escalation of any of the foregoing), and any governmental or industry responses thereto;

(vii)

the execution and delivery, announcement, or pendency of the transactions contemplated by the Merger Agreement, including the impact thereof on relationships, contractual or otherwise, of VWTR and its subsidiaries with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors, governmental entities, or other third parties, or the identity of Parent or any of its affiliates as the acquiror of VWTR, or any facts or circumstances concerning Parent or any of its affiliates (provided, that the exceptions in this clause (vii) shall not apply to any representation or warranty contained in Section 4.03(b) (Non-Contravention) or Section 4.03(c) (Governmental Consents) of the Merger Agreement);

(viii)

any failure, in and of itself, by VWTR to meet any internal or published projections, forecasts, estimates, or predictions in respect of revenues, earnings, or other financial or operating metrics for any period (it being understood that any Effect underlying such failure may be deemed to constitute, or be taken into account in determining whether there has been or could reasonably be expected to become, a Company Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso);

(ix)

any change, in and of itself, in the market price or trading volume of VWTR’s securities or in its credit ratings or any failure, in and of itself, of VWTR to meet internal or analysts’ expectations (it being understood that any Effect underlying such change or failure may be taken into account in determining whether there has been or could reasonably be expected to become, a Company Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso); or

(x)	actions taken as required or specifically permitted by the Merger Agreement or the failure to take any action prohibited by the Merger Agreement, or actions or omissions taken with Parent’s consent;

provided further, however, that any Effect referred to in clauses (i) through (vi) immediately above shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur if it has a disproportionate effect on VWTR and its subsidiaries, taken as a whole, compared to other participants in the industries in which VWTR and its subsidiaries conduct their businesses (in which case, only the incremental disproportionate adverse effect may be taken into account in determining whether a Company Material Adverse Effect has occurred).

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as otherwise set forth in this Offer to Purchase, based on our examination of publicly available information filed by VWTR with the SEC and other publicly available information concerning VWTR, we are not aware of any governmental license or regulatory permit that appears to be material to VWTR’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that such approval or other action will be sought or taken. Except as described under in the Subsection below titled — “Antitrust Compliance,” we have no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. We are unable to predict whether we will determine that we are required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to VWTR’s business or certain parts of VWTR’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without purchasing any Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in Section 15 — “Conditions of the Offer.”

State Takeover Laws. A number of states (including Delaware) have adopted laws and regulations that purport, to varying degrees, to apply to attempts to acquire securities of corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business in, such states. VWTR conducts business in a number of states throughout the United States, some of which may have enacted such laws. VWTR is incorporated in Delaware and is not subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person or entity that has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person or entity became an interested stockholder. VWTR has represented to us and Parent that it has taken all required actions such that the restrictions on business combinations contained in any anti-takeover laws and regulations of any governmental entity, including Section 203 of the DGCL, will not apply to the execution, delivery and performance of the Merger Agreement and to the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement. We do not know whether any of these laws will by, their terms, apply to the Offer or the Merger, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe there are reasonable bases for contesting such laws.

If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See Section 15 — “Conditions of the Offer.”

Antitrust Compliance. Under the HSR Act and the rules that have been promulgated thereunder, certain acquisitions of voting securities or assets may not be consummated unless specified information and documentary material have been filed with the relevant Governmental Antitrust Authority, and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements and may not be completed until the expiration of the waiting period, discussed below, following the filing by Parent and Purchaser, of a premerger notification and report form.

On April 26, 2022, Parent filed a premerger notification and report form under the HSR Act with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) in accordance with the terms of the Merger Agreement. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m. on the 15th calendar day from the time of the filing of the premerger notification and report form by Parent (unless earlier terminated by the FTC and the Antitrust Division). The Antitrust Division or the FTC may extend the waiting period by determining that an investigation is required and asking Parent to voluntarily withdraw and refile the premerger notification and report form to allow a second 15-day period, or by requesting additional information or documentary material relevant to the Offer from Parent (a “Second Request”). If a Second Request is made, the waiting period will be extended until 11:59 p.m., Eastern Time, 10 calendar days after the date of Parent’s substantial compliance with that request (unless earlier terminated by the FTC and the Antitrust Division). Only one extension of the waiting period pursuant to a Second Request is authorized by HSR Act rules. Thereafter, the waiting period can be extended only by court order or with Parent’s consent. Although VWTR is also required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither VWTR’s failure to make its filing nor its failure to comply with its own Second Request in a timely manner will extend the waiting period with respect to the purchase of Shares pursuant to the Offer. If either 15-day or 10-day waiting period expires on a Saturday, Sunday or legal public holiday, then the period is extended until 11:59 p.m., Eastern Time, the next day that is not a Saturday, Sunday or legal public holiday.

The Antitrust Division and the FTC routinely evaluate the legality under the United States Antitrust Laws of transactions such as our acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the Antitrust Laws as it deems necessary or desirable in the public interest, such as seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of some of Parent’s or VWTR’s assets or any of their respective subsidiaries and affiliates. Private parties and state attorneys general may also bring legal actions under the Antitrust Laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result will be. If any such action is commenced by the FTC, the Antitrust Division, any state or any other person or entity and an order is issued prohibiting the consummation of the Offer, we may not be obligated to consummate the Offer. See Section 15 — “Conditions of the Offer.”

If any condition to the Offer, including the HSR Condition, is not satisfied or waived by any scheduled Expiration Time, we will extend the Offer for successive periods of up to 10 Business Days per extension until all of the conditions, including the HSR Condition, are satisfied or waived. In addition, we will extend the Offer for any period or periods of time required by any applicable law, or applicable rules, regulations, interpretations or positions of the SEC or its staff. However, we do not have an obligation to extend the Offer beyond the Outside Date.

Stockholder Approval Not Required. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Tender Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will have received a sufficient number of Shares to ensure that VWTR will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of VWTR. As soon as practicable following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and VWTR will take all necessary and appropriate action to effect the Merger without a meeting of stockholders of VWTR in accordance with Section 251(h) of the DGCL.

17.	Fees and Expenses.

We have retained D.F. King & Co., Inc., to act as the Information Agent and Computershare Trust Company, N.A., to act as the Depositary & Paying Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary & Paying Agent each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the federal securities laws.

Other than as set forth above, we will not pay any fees or commissions to any broker or dealer or any other person or entity for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18.	Miscellaneous.

We are making the Offer to all holders of Shares. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute.

If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute, or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with the state statute or have such statute declared inapplicable to the Offer, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Purchaser or Parent not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits thereto, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer and may file amendments to our Schedule TO. In addition, VWTR will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits thereto, pursuant to Rule 14d-9 under the Exchange Act, setting forth its recommendation and furnishing certain additional related information. Our Schedule TO and the Solicitation/Recommendation Statement on Schedule 14D-9 and any exhibits or amendments may be examined and copies may be obtained from the SEC in the manner described in Section 8 — “Certain Information Concerning VWTR.”

Potable Merger Sub, Inc.

April 27, 2022

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Parent. The business address of each director or officer is 1341 Horton Circle, Arlington, TX 76011. All directors and executive officers listed below are United States citizens. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment and 5-Year Employment History

Donald R. Horton*	Mr. Horton has been Executive Chairman of the board of Parent since July 1991. He has been involved in the real estate and homebuilding industries since 1972. He was President and Chief Executive Officer of Parent from July 1991 through November 1998 and was the founder, sole or principal stockholder, director and president of each of Parent’s predecessor companies.

Barbara K. Allen*	Ms. Allen has been a director of Parent and member of the Compensation and Nominating and Governance Committees since 2014, and she currently serves as Chair of the Compensation Committee. Retired since 2006, Ms. Allen has significant experience researching, analyzing and making investment decisions related to housing-related companies.

Brad S. Anderson*	Mr. Anderson has been a director of Parent and member of the Compensation Committee since 1998 and also currently serves as a Vice Chair of Cushman & Wakefield, a global real estate services firm. Prior to joining Cushman & Wakefield in March 2021, Mr. Anderson was an Executive Vice President of CBRE Group, Inc., formerly CB Richard Ellis, Inc., an international real estate brokerage company, since 2009.

Michael R. Buchanan*	Mr. Buchanan has been a director of Parent and served on the Nominating and Governance Committee since November 2003. Mr. Buchanan has significant commercial banking experience with several banking institutions serving the real estate and homebuilding sectors prior to his retirement in 2002. From 2002 to 2003, Mr. Buchanan was engaged as a senior advisor to Banc of America Securities.

Benjamin S. Carson, Sr.*	Dr. Carson has been a director of Parent since April 2021. Dr. Carson recently served as the 17th Secretary of the U.S. Department of Housing and Urban Development (HUD) from 2017 to 2021. Dr. Carson also currently serves as a director of Covenant Logistics Group, Inc., and was previously a director of Costco Wholesale Corporation and Kellogg Company.

Michael W. Hewatt*	Mr. Hewatt has been a director of Parent since 2005, and he currently serves as Chair of the Audit Committee. A certified public accountant, Mr. Hewatt retired in 2018 from his accounting services practice in which he provided auditing and tax services since 1980.

Maribess L. Miller*	Ms. Miller has been a director of Parent since 2019. Ms. Miller also currently serves as a director of Triumph Bancorp. Before she retired in 2009, she was a Managing Partner at PricewaterhouseCoopers.

Name	Current Principal Occupation or Employment and 5-Year Employment History

David V. Auld	Mr. Auld has been President and Chief Executive Officer since October 2014. From November 2013 to October 2014, Mr. Auld was Executive Vice President and Chief Operating Officer.

Michael J. Murray	Mr. Murray has served as Executive Vice President and Co-Chief Operating Officer since October 2014.

Paul J. Romanowski	Mr. Romanowski has served as Executive Vice President and Co-Chief Operating Officer since October 1, 2021. From 2014 to 2021, Mr. Romanowski was Region President, overseeing Parent’s homebuilding operations in Florida, the Gulf Coast and, from 2019, five Mid-Atlantic states.

Bill W. Wheat	Mr. Wheat has served as Executive Vice President and Chief Financial Officer since 2003.

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Purchaser are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Purchaser or its affiliates. The business address of each director and officer is 1341 Horton Circle, Arlington, TX 76011. All directors and executive officers listed below are United States citizens. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment and 5-Year Employment History

Donald R. Horton*	Mr. Horton has been Executive Chairman and the sole director of Purchaser since April 2022. He has also served as a director of Parent since 1991.

David V. Auld	Mr. Auld has been Chief Executive Officer of Purchaser since April 2022 and has served as President and Chief Executive Officer of Parent since October 2014.

Anthony W. Oxley	Mr. Oxley has been Vice President since April 2022. He is also currently a Vice President at Parent and has held other positions at Parent for the last three decades, including as a manager, Assistant Division President and regional Chief Operating Officer.

Thomas B Montaño	Mr. Montaño has been Vice President and Secretary since April 2022. He is also currently a Vice President and Secretary at Parent, positions he has held since October 2017.

The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary & Paying Agent at one of the addresses set forth below:

The Depositary & Paying Agent for the Offer is:

Computershare Trust Company, N.A.

If delivering by Registered & Overnight Mail:	If delivering by First Class Mail:

Computershare Trust Company, N.A. Attn Corporate Actions Voluntary Offer 150 Royall Street, Suite V Canton, MA 02021	Computershare Trust Company, N.A. Attn Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can contact the Information Agent at its telephone number and e-mail address set forth below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, New York 10005

Shareholders Call (Toll-Free): (866) 864-7964

Banks and Brokers Call: (212) 269-5550

By Email: VWTR@dfking.com